Filed Pursuant to Rule 253(g)(2)

Offering File Number: 024-11908

OFFERING CIRCULAR SUPPLEMENT NO. 1

Date of Qualification of the Offering Circular: November 1, 2022

Green Leaf Innovations, Inc.

(Exact name of issuer as specified in its charter)

Florida

(State of other jurisdiction of incorporation or organization)

15800 Pines Blvd.

Suite #3200

Pembroke Pines, FL 33027

(800) 303-6268

This document (the “Supplement”) supplements the Offering Statement filed on Form 1-A POS of Green Leaf Innovations, Inc. (the “Company”), filed on October 31, 2022 (the “Offering Circular”) relating to the offer and sale by us of 100,000,000 shares of our Series B Preferred Stock (the “Shares”). Any inconsistent information made by us in a previous offering circular supplement or post-qualification amendment is modified or superseded by the information contained in this Supplement. Unless otherwise defined in this Supplement, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

Amended Pricing

The purpose of this supplement is to amend the final pricing of the offering. The Shares will be offered at a price of $0.08 per share, for a total aggregate offering amount of $8,000,000.

SEC Disclaimer

An offering statement regarding the offering described in the Offering Circular has been filed with the Commission. The Commission has qualified that offering statement, which only means that the Company may make sales of the securities described by that offering statement. It does not mean that the Commission has approved, passed upon the merits, or passed upon the accuracy or completeness of the information in the offering statement. You should read the Offering Circular before making any investment.

This Supplement to the Offering Circular does not otherwise modify or update disclosure in, or exhibits to, the original Offering Circular. This Supplement to the Offering Circular should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

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SEC File No. 024-11908

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-A POS

Dated: October 31, 2022

REGULATION A OFFERING CIRCULAR UNDER THE SECURITIES ACT OF 1933

Green Leaf Innovations, Inc.

(Exact name of issuer as specified in its charter)

Florida

(State of other jurisdiction of incorporation or organization)

15800 Pines Blvd.

Suite #3200

Pembroke Pines, FL 33027

(800) 303-6268

(Address, including zip code, and telephone number,

including area code of issuer’s principal executive office)

Jeff Turner

897 W Baxter Dr.

South Jordan, UT 84095

801-810-4465

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

2100	87-2290605
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This Preliminary Offering Circular shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

This Offering Circular is following the Offering Circular format described in Part II (a)(1)(ii) of Form 1-A.

PART II - PRELIMINARY OFFERING CIRCULAR - FORM 1-A: TIER I

EXPLANATORY NOTE

This is a post-qualification amendment to an offering statement on Form 1-A originally filed by Green Leaf Innovations, Inc. (the “Company”) on June 14, 2022 and originally qualified by the Securities and Exchange Commission on August 26, 2022. The purpose of this post-qualification amendment is to reflect a change in the conversion price of the Series B Preferred Stock and to increase the number of shares of Common Stock offered as a result of the change in the conversion price.

An Offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted before the Offering statement filed with the Securities and Exchange Commission is qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. We may elect to satisfy our obligation to deliver a Final Offering circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the Offering statement in which such Final Offering Circular was filed may be obtained.

PRELIMINARY OFFERING CIRCULAR

Dated: October 31, 2022

Subject to Completion

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

Green Leaf Innovations, Inc.

15800 Pines Blvd.

Suite #3200

Pembroke Pines, FL 33027

100,000,000 Shares of Series B Preferred Stock

at a price of $0.08 per Share

Including 50,000,000,000 shares of Common Stock

issuable upon the conversion of the Series B Preferred Stock

Minimum Investment: $1,000

Maximum Offering: $8,000,000

See The Offering - Page 9 and Securities Being Offered - Page 31 For Further Details. None of the Securities Offered Are Being Sold By Present Security Holders. This Offering Will Commence Upon Qualification of this Offering by the Securities and Exchange Commission and Will Terminate 365 days from the date of qualification by the Securities And Exchange Commission, Unless Extended or Terminated Earlier By The Issuer.

PLEASE REVIEW ALL RISK FACTORS ON PAGES 10 THROUGH PAGE 18 BEFORE MAKING AN INVESTMENT IN THIS COMPANY. AN INVESTMENT IN THIS COMPANY SHOULD ONLY BE MADE IF YOU ARE CAPABLE OF EVALUATING THE RISKS AND MERITS OF THIS INVESTMENT AND IF YOU HAVE SUFFICIENT RESOURCES TO BEAR THE ENTIRE LOSS OF YOUR INVESTMENT, SHOULD THAT OCCUR.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Because these securities are being offered on a “best efforts” basis, the following disclosures are hereby made:

	Price to Public	Commissions(1)	Proceeds to Company(2)	Proceeds to Other Persons(3)
Per Share	$0.08	$0	$0.08	None
Minimum Investment	$1,000	$0	$1,000	None
Maximum Offering	$8,000,000	$0	$8,000,000	None

(1)The Company has not presently engaged an underwriter for the sale of securities under this Offering.

(2)Does not reflect payment of expenses of this Offering, which are estimated to not exceed $25,000.00 and which include, among other things, legal fees, accounting costs, reproduction expenses, due diligence, marketing, consulting, administrative services other costs of blue-sky compliance, and actual out-of-pocket expenses incurred by the Company selling the Shares. This amount represents the proceeds of the offering to the Company, which will be used as set out in “USE OF PROCEEDS TO ISSUER.”

(3)There are no finder’s fees or other fees being paid to third parties from the proceeds. See “PLAN OF DISTRIBUTION.”

This Offering (the “Offering”) consists of 100,000,000 shares of Series B Preferred Stock, including 50,000,000,000 shares of Common Stock into which they may be converted (the “Shares” or individually, each a “Share”) that is being offered on a “best efforts” basis, which means that there is no guarantee that any minimum amount will be sold. The Shares are being offered and sold by Green Leaf Innovations, Inc., a Florida Corporation (the “Company”). We are offering up to 100,000,000 shares of Series B Preferred Stock at a price of $0.08 per Share, including 50,000,000,000 shares of Common Stock issuable upon conversion of the Series B Preferred Stock.  Each share Series B Preferred Stock is convertible into 500 shares of Common Stock at any time at the option of the holder.  For further information regarding the Shares, please see the sections entitled “Description of Securities” on page 31 and “Securities Being Offered” beginning on page 31.  This Offering has a minimum purchase of $1,000 per investor. We may waive the minimum purchase requirement on a case-by-case basis in our sole discretion. The Shares are being offered only by the Company on a best-efforts basis to an unlimited number of accredited investors and to an unlimited number of non-accredited investors subject to the limitations of Regulation A. Under Rule 251(d)(2)(i)(C) of Regulation A+, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). A non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth). The maximum aggregate amount of the Shares that will be offered is 100,000,000 Shares of Series B Preferred Stock and 50,000,000,000 shares of Common Stock with a Maximum Offering Price of $8,000,000. There is no minimum number of Shares that needs to be sold in order for funds to be released to the Company and for this Offering to close.

The Series B Preferred Stock is not listed on any exchange, and will not be listed on any exchange.  Our Common Stock is currently quoted on the OTC Pink tier of the OTC Market Group, Inc. under the symbol “GRLF”.  On September 8, 2022, the last reported sale price of our common stock was $0.0004.

The Shares are being offered pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 1 offerings. The Shares will only be issued to purchasers who satisfy the requirements set forth in Regulation A. The offering is expected to expire on the first of: (i) all of the Shares offered are sold; or (ii) the close of business 365 days from the date of qualification by the Commission, unless sooner terminated or extended by the Company’s CEO. Pending each closing, payments for the Shares will be paid directly to the Company. Funds will be immediately transferred to the Company where they will be available for use in the operations of the Company’s business in a manner consistent with the “USE OF PROCEEDS TO ISSUER” in this Offering Circular.

THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS CONCERNING THE COMPANY OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING CIRCULAR, OR OF ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY OR

ANY OF ITS EMPLOYEES, AGENTS OR AFFILIATES, AS INVESTMENT, LEGAL, FINANCIAL OR TAX ADVICE.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV (WHICH IS NOT INCORPORATED BY REFERENCE INTO THIS OFFERING CIRCULAR).

This Offering is inherently risky. See “Risk Factors” beginning on page 10.

Sales of these securities will commence within two calendar days of the qualification date and the filing of a Form 253(g)(2) Offering Circular AND it will be a continuous Offering pursuant to Rule 251(d)(3)(i)(F).

The Company is following the “Offering Circular” format of disclosure under Regulation A.

AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. INFORMATION CONTAINED IN THIS PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE OFFERING STATEMENT FILED WITH THE COMMISSION IS QUALIFIED. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR MAY THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL BEFORE REGISTRATION OR QUALIFICATION UNDER THE LAWS OF SUCH STATE. THE COMPANY MAY ELECT TO SATISFY ITS OBLIGATION TO DELIVER A FINAL OFFERING CIRCULAR BY SENDING YOU A NOTICE WITHIN TWO BUSINESS DAYS AFTER THE COMPLETION OF THE COMPANY’S SALE TO YOU THAT CONTAINS THE URL WHERE THE FINAL OFFERING CIRCULAR OR THE OFFERING STATEMENT IN WHICH SUCH FINAL OFFERING CIRCULAR WAS FILED MAY BE OBTAINED.

NASAA UNIFORM LEGEND

FOR RESIDENTS OF ALL STATES: THE PRESENCE OF A LEGEND FOR ANY GIVEN STATE REFLECTS ONLY THAT A LEGEND MAY BE REQUIRED BY THAT STATE AND SHOULD NOT BE CONSTRUED TO MEAN AN OFFER OR SALE MAY BE MADE IN A PARTICULAR STATE. IF YOU ARE UNCERTAIN AS TO WHETHER OR NOT OFFERS OR SALES MAY BE LAWFULLY MADE IN ANY GIVEN STATE, YOU ARE HEREBY ADVISED TO CONTACT THE COMPANY. THE SECURITIES DESCRIBED IN THIS OFFERING CIRCULAR HAVE NOT BEEN REGISTERED UNDER ANY STATE SECURITIES LAWS (COMMONLY CALLED ‘BLUE SKY’ LAWS).

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER’S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY

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RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

PATRIOT ACT RIDER

The Investor hereby represents and warrants that Investor is not, nor is it acting as an agent, representative, intermediary or nominee for, a person identified on the list of blocked persons maintained by the Office of Foreign Assets Control, U.S. Department of Treasury. In addition, the Investor has complied with all applicable U.S. laws, regulations, directives, and executive orders relating to anti-money laundering , including but not limited to the following laws: (1) the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56, and (2) Executive Order 13224 (Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism) of September 23, 2001.

NO DISQUALIFICATION EVENT (“BAD ACTOR” DECLARATION)

NONE OF THE COMPANY, ANY OF ITS PREDECESSORS, ANY AFFILIATED ISSUER, ANY DIRECTOR, EXECUTIVE OFFICER, OTHER OFFICER OF THE COMPANY PARTICIPATING IN THE OFFERING CONTEMPLATED HEREBY, ANY BENEFICIAL OWNER OF 20% OR MORE OF THE COMPANY’S OUTSTANDING VOTING EQUITY SECURITIES, CALCULATED ON THE BASIS OF VOTING POWER, NOR ANY PROMOTER (AS THAT TERM IS DEFINED IN RULE 405 UNDER THE SECURITIES ACT OF 1933) CONNECTED WITH THE COMPANY IN ANY CAPACITY AT THE TIME OF SALE (EACH, AN “ISSUER COVERED PERSON”) IS SUBJECT TO ANY OF THE “BAD ACTOR” DISQUALIFICATIONS DESCRIBED IN RULE 506(D)(1)(I) TO (VIII) UNDER THE SECURITIES ACT OF 1933 (A “DISQUALIFICATION EVENT”), EXCEPT FOR A DISQUALIFICATION EVENT COVERED BY RULE 506(D)(2) OR (D)(3) UNDER THE SECURITIES ACT. THE COMPANY HAS EXERCISED REASONABLE CARE TO DETERMINE WHETHER ANY ISSUER COVERED PERSON IS SUBJECT TO A DISQUALIFICATION EVENT.

Continuous Offering

Under Rule 251(d)(3) to Regulation A, the following types of continuous or delayed Offerings are permitted, among others: (1) securities offered or sold by or on behalf of a person other than the issuer or its subsidiary or a person of which the issuer is a subsidiary; (2) securities issued upon conversion of other outstanding securities; or (3) securities that are part of an Offering which commences within two calendar days after the qualification date. These may be offered on a continuous basis and may continue to be offered for a period in excess of 30 days from the date of initial qualification. They may be offered in an amount that, at the time the Offering statement is qualified, is reasonably expected to be offered and sold within one year from the initial qualification date. No securities will be offered or sold “at the market.” The Shares will be sold at the fixed price of $0.08 per share.

Sale of these shares will commence within two calendar days of the qualification date, and it will be a continuous Offering pursuant to Rule 251(d)(3)(i)(F).

Subscriptions are irrevocable and the purchase price is non-refundable as expressly stated in this Offering Circular. The Company, by determination of the Board of Directors, in its sole discretion, may issue the Securities under this Offering for cash, promissory notes, services, and/or other consideration without notice to subscribers. All proceeds received by the Company from subscribers for this Offering will be available for use by the Company upon acceptance of subscriptions for the Securities by the Company.

Forward Looking Statement Disclosure

This Form 1-A, Offering Circular, and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form 1-A, Offering Circular, and any documents incorporated by reference are forward-looking statements. Forward-looking statements give the Company’s current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as ‘anticipate,’ ‘estimate,’ ‘expect,’ ‘project,’ ‘plan,’ ‘intend,’ ‘believe,’ ‘may,’ ‘should,’ ‘can have,’ ‘likely’ and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. The forward-looking statements contained in this Form 1-A, Offering Circular, and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form 1-A, Offering Circular, and any documents incorporated by reference, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company’s control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company’s actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements. Any forward-looking statement made by the Company in this Form 1-A, Offering Circular or any documents incorporated by reference herein speaks only as of the date of this Form 1-A, Offering Circular or any documents incorporated by reference herein. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About This Form 1-A and Offering Circular

In making an investment decision, you should rely only on the information contained in this Form 1-A and Offering Circular. The Company has not authorized anyone to provide you with information different from that contained in this Form 1-A and Offering Circular. We are offering to sell, and seeking offers to buy the Shares only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form 1-A and Offering Circular is accurate only as of the date of this Form 1-A and Offering Circular, regardless of the time of delivery of this Form 1-A and Offering Circular. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

OFFERING CIRCULAR SUMMARY, PERKS AND RISK FACTORS

Offering Circular Summary

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Offering Circular and/or incorporated by reference in this Offering Circular. For full offering details, please (1) thoroughly review this Form 1-A filed with the Securities and Exchange Commission (2) thoroughly review this Offering Circular and (3) thoroughly review any attached documents to or documents referenced in, this Form 1-A and Offering Circular.

Unless otherwise indicated, the terms “Green Leaf Innovations,” “GRLF,” “the Company,” we,” “our,” and “us” are used in this Offering Circular to refer to Green Leaf Innovations, Inc. and its subsidiaries.

Business Overview

Green Leaf Innovations, Inc., a Florida corporation, is an emerging growth company engaged in the Marketing and Distribution of handmade premium cigars Manufactured out of Nicaragua. The company strategically imports and distributes handmade Premium Cigars and packaged whole leaf Tobacco to cigar lounges, smoke shops, C-stores and vape shops across the United States and International Markets. For further information about the Company and its plan of operations, see the section entitled “Description of Business” beginning on page 23.

Issuer:	Green Leaf Innovations, Inc.

Type of Stock Offering:	Series B Preferred Stock

Price Per Share:	$0.08

Minimum Investment:	$1,000 per investor. We may waive the minimum purchase requirement on a case-by-case basis in our sole discretion.

Maximum Offering:	$8,000,000. The Company will not accept investments that would be, in aggregate, greater than the Maximum Offering amount.

Maximum Shares Offered:	100,000,000 shares of Series B Preferred Stock, including 50,000,000,000 shares of Common Stock into which they may be converted

Investment Amount Restrictions:

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(c) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Method of Subscription:

After the qualification by the SEC of the Offering Statement of which this Offering Circular is a part, investors can subscribe to purchase the Shares by completing the Subscription Agreement and sending payment by check, wire transfer, ACH, credit card, or any other payment method accepted by the Company.  Upon the approval of any subscription, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds.  Subscriptions are irrevocable and the purchase price is non-refundable.

Use of Proceeds:	See the description in the section entitled “USE OF PROCEEDS TO ISSUER” on page 21 herein.

Voting Rights:	The shares of Series B Preferred Stock have no voting rights. The shares of Common Stock have full voting rights.

Trading Symbols:	Our common stock is directly quoted on the OTC Pink tier of the OTC Market Group, Inc. under the symbol “GRLF”. The Series B Preferred Stock is not listed on any exchange.

Transfer Agent and Registrar:	Continental Stock Transfer & Trust Company is our transfer agent and registrar in connection with the Offering.

Length of Offering:

Shares will be offered on a continuous basis until either (1) the maximum number of Shares are sold; (2) 365 days from the date of qualification by the Commission; (3) the Company in its sole discretion extends the offering beyond 365 days from the date of qualification by the Commission, or (4) the Company in its sole discretion withdraws this Offering.

The Offering

Series B Preferred Stock Outstanding	0 Shares
Series B Preferred Stock in this Offering	100,000,000 Shares
Series B Preferred Stock to be outstanding after the Offering	100,000,000 Shares
Common Stock Outstanding	5,149,887,086 Shares
Common Stock in this Offering	50,000,000,000 Shares
Common Stock to be outstanding after the Offering	55,149,887,086 Shares

(1)As of the date of this Offering Circular.

(2)The total number of Shares of Series B Preferred Stock assumes that the maximum number of Shares are sold in this Offering. The Company may not be able to sell the Maximum Offering Amount. The Company will conduct one or more closings on a rolling basis as funds are received from investors.

Investment Analysis

There is no assurance the Company will be profitable, or that management’s opinion of the Company’s future prospects will not be outweighed by the unanticipated losses, adverse regulatory developments and other risks. Investors should carefully consider the various risk factors below before investing in the Shares.

RISK FACTORS

The purchase of the Shares involves substantial risks. You should carefully consider the following risk factors in addition to any other risks associated with this investment. The Shares offered by the Company constitute a highly speculative investment and you should be in an economic position to lose your entire investment. The risks listed do not necessarily comprise all those associated with an investment in the Shares and are not set out in any particular order of priority. Additional risks and uncertainties may also have an adverse effect on the Company’s business and your investment in the Shares. An investment in the Company may not be suitable for all recipients of this Offering Circular. You are advised to consult an independent professional adviser or attorney who specializes in investments of this kind before making any decision to invest. You should consider carefully whether an investment in the Company is suitable in the light of your personal circumstances and the financial resources available to you.

The discussions and information in this Offering Circular may contain both historical and forward- looking statements. To the extent that the Offering Circular contains forward-looking statements regarding the financial condition, operating results, business prospects, or any other aspect of the Company’s business, please be advised that the Company’s actual financial condition, operating results, and business performance may differ materially from that projected or estimated by the Company in forward-looking statements. The Company has attempted to identify, in context, certain of the factors it currently believes may cause actual future experience and results may differ from the Company’s current expectations.

Before investing, you should carefully read and carefully consider the following risk factors:

Risks Related to the Company and Its Business

We have a limited operating history.

Our operating history is limited. There can be no assurance that our proposed plan of business can be realized in the manner contemplated and, if it cannot be, shareholders may lose all or a substantial part of their investment. There is no guarantee that we will ever realize any significant operating revenues or that our operations will ever be profitable.

We are dependent upon management, key personnel, and consultants to execute our business plan.

Our success is heavily dependent upon the continued active participation of our current management team, especially our current executive officer. Loss of this individual could have a material adverse effect upon our business, financial condition, or results of operations. Further, our success and the achievement of our growth plans depends on our ability to recruit, hire, train, and retain other highly qualified technical and managerial personnel. Competition for qualified employees among companies in our industry, and the loss of any of such persons, or an inability to attract, retain, and motivate any additional highly skilled employees required for the expansion of our activities, could have a materially adverse effect on our business.  If we are unable to attract and retain the necessary personnel, consultants, and advisors, it could have a material adverse effect on our business, financial condition, or operations.

Although we are dependent upon certain key personnel, we do not have any key man life insurance policies on any such people.

We are dependent upon management in order to conduct our operations and execute our business plan; however, we have not purchased any insurance policies with respect to those individuals in the event of their death or disability.  Therefore, should any of those key personnel, management, or founders die or become disabled, we will not receive any compensation that would assist with any such person’s absence.  The loss of any such person could negatively affect our business and operations.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property, and goods and services taxes.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates will be reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulation and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management’s time if and when it becomes necessary to perform the system and process evaluation, testing, and remediation required in order to comply with the management certification and auditor attestation requirements.

We have engaged in certain transactions with related persons.

Please see the section of this offering circular entitled “Interest of Management and Others in Certain Transactions”.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern the Company’s relationship with our employees and affect operating costs, including labor laws of non-USA jurisdictions, specifically Canadian federal and provincial statutes. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers’ compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our bank accounts will not be fully insured.

The Company’s regular bank accounts and the escrow account for this Offering each have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in each account may exceed those limits at times. In the event that any of the Company’s banks should fail, we may not be able to recover all amounts deposited in these bank accounts.

Our business plan is speculative.

Our present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits.

The Company will likely incur debt.

The Company has incurred debt in the past and expects to incur future debt in order to fund operations. Complying with obligations under such indebtedness may have a material adverse effect on the Company and on your investment.

Our expenses could increase without a corresponding increase in revenues.

Our operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on our financial results and on your investment. Factors which could increase operating and other expenses include, but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, and (5) increases in borrowing costs.

Increased costs could negatively affect our business.

An increase in the cost of raw materials could affect the Company’s profitability. Commodity and other price changes may result in unexpected increases in the cost of raw materials. To date, the sourcing and availability of raw materials has not been problematic and does not pose a significant risk to the Company, but the Company may be adversely affected by shortages of raw materials and/or an increase in their cost. In addition, energy cost increases could result in higher transportation, freight and other operating costs. We may not be able to increase our prices to offset these increased costs without suffering reduced volume, sales and operating profit, and this could have an adverse effect on your investment.

We may be unable to maintain or enhance our product image.

It is important that we maintain and enhance the image of our existing and new products. The image and reputation of the Company’s products may be impacted for various reasons, including litigation. Such concerns, even when unsubstantiated, could be harmful to the Company’s image and the reputation of its products. From time to time, the Company may receive complaints from customers regarding products purchased from the Company. The Company may in the future receive correspondence from customers requesting reimbursement. Certain dissatisfied customers may threaten legal action against the Company if no reimbursement is made. The Company may become subject to product liability lawsuits from customers alleging injury because of a purported defect in products sold by the Company, claiming substantial damages and demanding payments from the Company. The Company is in the chain of title when it manufactures, supplies or distributes products, and therefore is subject to the risk of being held legally responsible for them. These claims may not be covered by the Company’s insurance policies. Any resulting litigation could be costly for the Company, divert management attention, and could result in increased costs of doing business, or otherwise have a material adverse effect on the Company’s business, results of operations, and financial condition. Any negative publicity generated as a result of customer complaints about the Company’s products could damage the Company’s reputation and diminish the value of the Company’s brand, which could have a material adverse effect on the Company’s business, results of operations, and financial condition, as well as your investment.  Deterioration in the Company’s brand equity (brand image, reputation and product quality) may have a material adverse effect on its financial results as well as your investment.

If we are unable to protect our Intellectual Property effectively, we may be unable to operate our business.

Our success will depend on our ability to obtain and maintain meaningful Intellectual Property Protection for any such Intellectual Property. The names and/or logos of Company brands (whether owned by the Company or licensed to us) may be challenged by holders of trademarks who file opposition notices, or otherwise contest trademark applications by the Company for its brands. Similarly, domains owned and used by the Company may be challenged by others who contest the ability of the Company to use the domain name or URL. Such challenges could have a material adverse effect on the Company’s financial results as well as your investment.

Computer, website, or information system breakdown could negatively affect our business.

Computer, website and/or information system breakdowns as well as cyber security attacks could impair the Company’s ability to service its customers leading to reduced revenue from sales and/or reputational damage, which could have a material adverse effect on the Company’s financial results as well as your investment.

Changes in the economy could have a detrimental impact on the Company.

Changes in the general economic climate could have a detrimental impact on consumer expenditure and therefore on the Company’s revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may adversely affect customers’ confidence and willingness to spend. Any of such events or occurrences could have a material adverse effect on the Company’s financial results and on your investment.

Additional financing may be necessary for the implementation of our growth strategy.

The Company may require additional debt and/or equity financing to pursue our growth and business strategies.  These include, but are not limited to enhancing our operating infrastructure and otherwise respond to competitive pressures. Given our limited operating history and existing losses, there can be no assurance that additional financing will be available, or, if available, that the terms will be acceptable to us. Lack of additional funding could force us to curtail substantially our growth plans. Furthermore, the issuance by us of any additional securities pursuant to any future fundraising activities undertaken by us would dilute the ownership of existing shareholders and may reduce the price of our Shares.

Our operating plan relies in large part upon assumptions and analyses developed by the Company.  If these assumptions or analyses prove to be incorrect, the Company’s actual operating results may be materially different from our forecasted results.

Whether actual operating results and business developments will be consistent with the Company’s expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside the Company’s control, including, but not limited to:

•whether the Company can obtain sufficient capital to sustain and grow its business

•our ability to manage the Company’s growth

•whether the Company can manage relationships with key vendors and advertisers

•demand for the Company’s products and services

•the timing and costs of new and existing marketing and promotional efforts and/or competition

•the Company’s ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel

•the overall strength and stability of domestic and international economies

•consumer spending habits

Unfavorable changes in any of these or other factors, most of which are beyond the Company’s control, could materially and adversely affect its business, results of operations and financial condition.

Our operations may not be profitable.

The Company may not be able to generate significant revenues in the future. In addition, we expect to incur substantial operating expenses in order to fund the expansion of our business. As a result, we may experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable.

We may be unable to manage our growth or implement our expansion strategy.

We may not be able to expand the Company’s product and service offerings, the Company’s markets, or implement the other features of our business strategy at the rate or to the extent presently planned. The Company’s projected growth will place a significant strain on our administrative, operational and financial resources. If we are unable to successfully manage our future growth, establish and continue to upgrade our operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, our financial condition and results of operations could be materially and adversely affected.

Our business model is evolving.

Our business model is unproven and is likely to continue to evolve. Accordingly, our initial business model may not be successful and may need to be changed. Our ability to generate significant revenues will depend, in large part, on our ability to successfully market our products to potential users who may not be convinced of the need for our products and services or who may be reluctant to rely upon third parties to develop and provide these products. We intend to continue to develop our business model as the Company’s market continues to evolve.

The Company Needs To Increase Brand Awareness

Due to a variety of factors, our opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of the Company’s brand name, among other factors, is critical.  Further, the importance of brand recognition will increase as competition in the Company’s market increases.  Successfully promoting and positioning our brand, products and services will depend largely on the effectiveness of our marketing efforts. Therefore, we may need to increase the Company’s financial commitment to create and maintain brand awareness. If we fail to successfully promote our brand name or if the Company incurs significant expenses promoting and maintaining our brand name, it will have a material adverse effect on the Company’s results of operations.

We face competition from a number of large and small companies, some of which have greater financial, research and development, production, and other resources than we do.

In many cases, our competitors have longer operating histories, established ties to the market and consumers, greater brand awareness, and greater financial, technical and marketing resources. Our ability to compete depends, in part, upon a number of factors outside of our control, including the ability of our competitors to develop alternatives that are superior. If we fail to successfully compete in the relevant markets, or if we incur significant expenses in order to compete, it could have a material adverse effect on the Company’s results of operations.

Our employees may engage in misconduct or improper activities.

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to our reputation.

Limitation on director liability.

The Company may provide for the indemnification of directors to the fullest extent permitted by law and, to the extent permitted by such law, eliminate or limit the personal liability of directors to the Company and its shareholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering.

Our business is dependent upon suppliers.

While we have only recently begun developing and manufacturing our own products, we still heavily use other suppliers and other manufacturers to obtain our products. We have supply agreements with these suppliers and manufacturers. We continue to develop relationships and enter into agreements with manufacturers and suppliers. Nevertheless, we remain dependent upon a limited number of suppliers for our products and the dependability of these suppliers and manufacturers directly impact our ability to maintain inventory and distribute our products. Although we do not anticipate difficulty in obtaining adequate inventory at competitive prices, we can offer no assurance that such difficulties will not arise. The extent to which supply disruption will affect us remains uncertain. Our inability to obtain sufficient quantities of raw materials at competitive prices would have a material adverse effect on our business, financial condition and results of operations.

Risks Related to this Offering and Investment

We may undertake additional equity or debt financing that would dilute the shares in this offering.

The Company may undertake further equity or debt financing, which may be dilutive to existing shareholders, including you, or result in an issuance of securities whose rights, preferences and privileges are senior to those of existing shareholders, including you, and also reducing the value of Shares subscribed for under this Offering.

An investment in the Shares is speculative and there can be no assurance of any return on any such investment.

An investment in the Company’s Shares is speculative, and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment.

The Shares are offered on a “Best Efforts” basis and we may not raise the Maximum Amount being offered.

Since we are offering the Shares on a “best efforts” basis, there is no assurance that we will sell enough Shares to meet our capital needs. If you purchase Shares in this Offering, you will do so without any assurance that we will raise enough money to satisfy the full Use Of Proceeds To Issuer which we have outlined in this Offering Circular or to meet our working capital needs.

If the maximum offering is not raised, it may increase the amount of long-term debt or the amount of additional equity we need to raise.

There is no assurance that the maximum number of Shares in this Offering will be sold. If the maximum Offering amount is not sold, we may need to incur additional debt or raise additional equity in order to finance our operations.  Increasing the amount of debt will increase our debt service obligations and make less cash available for distribution to our shareholders. Increasing the amount of additional equity that we will have to seek in the future will further dilute those investors participating in this Offering.

We have not paid dividends in the past and do not expect to pay dividends in the future, so any return on investment may be limited to the value of our shares.

We have never paid cash dividends on our Shares and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our Shares will depend on earnings, financial condition and other business and economic factors affecting it at such time that management may consider relevant. If we do not pay dividends, our Shares may be less valuable because a return on your investment will only occur if its stock price appreciates.

We may not be able to obtain additional financing.

Even if we are successful in selling the maximum number of Shares in the Offering, we may require additional funds to continue and grow our business. We may not be able to obtain additional financing as needed, on acceptable terms, or at all, which would force us to delay our plans for growth and implementation of our strategy which could seriously harm our business, financial condition and results of operations.  If we need additional funds, we may seek to obtain them primarily through additional equity or debt financings. Those additional financings could result in dilution to our current shareholders and to you if you invest in this Offering.

The offering price has been arbitrarily determined.

The offering price of the Shares has been arbitrarily established by us based upon our present and anticipated financing needs and bears no relationship to our present financial condition, assets, book value, projected earnings, or any other generally accepted valuation criteria. The offering price of the Shares may not be indicative of the value of the Shares or the Company, now or in the future.

The management of the Company has broad discretion in application of proceeds.

The management of the Company has broad discretion to adjust the application and allocation of the net proceeds of this offering in order to address changed circumstances and opportunities. As a result of the foregoing, our success will be substantially dependent upon the discretion and judgment of the management of the Company with respect to the application and allocation of the net proceeds hereof.

An investment in our Shares could result in a loss of your entire investment.

An investment in the Company’s Shares offered in this Offering involves a high degree of risk and you should not purchase the Shares if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

There is no assurance that we will be able to pay dividends to our Shareholders.

While we may choose to pay dividends at some point in the future to our shareholders, there can be no assurance that cash flow and profits will allow such distributions to ever be made.

Sales of a substantial number of shares of our stock may cause the price of our stock to decline.

If our shareholders sell substantial amounts of our Shares in the public market, Shares sold may cause the price to decrease below the current offering price. These sales may also make it more difficult for us to sell equity or equity related securities at a time and price that we deem reasonable or appropriate.

We have made assumptions in our projections and in Forward-Looking Statements that may not be accurate.

The discussions and information in this Offering Circular may contain both historical and “forward- looking statements” which can be identified by the use of forward-looking terminology including the terms “believes,” “anticipates,” “continues,” “expects,” “intends,” “may,” “will,” “would,” “should,” or, in each case, their negative or other variations or comparable terminology. You should not place undue reliance on forward-looking statements.  These forward-looking statements include matters that are not historical facts. Forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements contained in this Offering Circular, based on past trends or activities, should not be taken as a representation that such trends or activities will continue in the future. To the extent that the Offering Circular contains forward-looking statements regarding the financial condition, operating results, business prospects, or any other aspect of our business, please be advised that our actual financial condition, operating results, and business performance may differ materially from that projected or estimated by us. We have attempted to identify, in context, certain of the factors we currently believe may cause actual future experience and results to differ from our current expectations. The differences may be caused by a variety of factors, including but not limited  to adverse economic conditions, lack of market acceptance, reduction of consumer demand, unexpected costs and  operating deficits, lower sales and revenues than forecast, default on leases or other indebtedness, loss of suppliers,  loss of supply, loss of distribution and service contracts, price increases for capital, supplies and materials,  inadequate capital, inability to raise capital or financing, failure to obtain customers, loss of customers, the risk of litigation and administrative proceedings involving the Company or its employees, loss of government licenses and permits or failure to obtain them, higher than anticipated labor costs, the possible  acquisition of new businesses or products that result in operating losses or that do not perform as anticipated,  resulting in unanticipated losses, the possible fluctuation and volatility of the Company’s operating results and  financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be referred to in this Offering Circular or in other reports issued by us or by third-party publishers.

You should be aware of the long-term nature of this investment.

Because the Shares have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Shares may have certain transfer restrictions. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Shares may also adversely affect the price that you might be able to obtain for the Shares in a private sale. You should be aware of the long-term nature of your investment in the Company. You will be required to represent that you are purchasing the Securities for your own account, for investment purposes and not with a view to resale or distribution thereof.

The Shares in this Offering have no protective provisions.

The Shares in this Offering have no protective provisions. As such, you will not be afforded protection by any provision of the Shares or as a Shareholder in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a ‘liquidation event’ or ‘change of control’ the Shares being offered do not provide you with any protection. In addition, there are no provisions attached to the Shares in the Offering that would permit you to require the Company to repurchase the Shares in the event of a takeover, recapitalization or similar transaction.

You will not have significant influence on the management of the Company.

Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You will have a very limited ability, if at all, to vote on issues of Company management and will not have the right or power to take part in the management of the Company and will not be represented on the board of directors or by managers of the Company. Accordingly, no person should purchase Shares unless he or she is willing to entrust all aspects of management to the Company.

There is no guarantee of any return on your investment.

There is no assurance that you will realize a return on your investment or that you will not lose your entire investment. For this reason, you should read this Offering Circular and all exhibits and referenced materials carefully and should consult with your own attorney and business advisor prior to making any investment decision.

Our Subscription Agreement identifies the state of Florida for purposes of governing law.

The Company’s Subscription Agreement for shares issued under this Offering contains a choice of law provision stating, “all questions concerning the construction, validity, enforcement and interpretation of the Offering Circular, including, without limitation, this [Subscription] Agreement, shall be governed by and construed and enforced in accordance with the laws of the State of Florida.” As such, excepting matters arising under federal securities laws, any disputes arising between the Company and shareholders acquiring shares under this offering shall be determined in accordance with the laws of the state of Florida. Furthermore, the Subscription Agreement establishes the state and federal courts located in Florida as having jurisdiction over matters arising between the Company and shareholders.

These provisions may discourage shareholder lawsuits or limit shareholders’ ability to obtain a favorable judicial forum in disputes with the Company and its directors, officers, or other employees.

IN ADDITION TO THE RISKS LISTED ABOVE, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY THE MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT THE COMPANY. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE COMPANY WILL SUCCESSFULLY EFFECTUATE THE COMPANY’S CURRENT BUSINESS PLAN. EACH PROSPECTIVE PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SECURITIES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER FACTORS, THE RISK FACTORS DISCUSSED ABOVE.

DETERMINATION OF OFFERING PRICE

We are offering the shares of Series B Preferred Stock at a price of $0.08 per share. The Offering Price has been arbitrarily determined and is not meant to reflect a valuation of the Company.

DILUTION

The term ‘dilution’ refers to the reduction (as a percentage of the aggregate Shares outstanding) that occurs for any given share of stock when additional Shares are issued. If all the Shares in this Offering are fully subscribed and sold, the Shares offered herein will constitute approximately 100% of the total Shares of Series B Preferred Stock of the Company. The Company anticipates that, subsequent to this Offering, the Company may require additional capital and such capital may take the form of Common Stock, other stock or securities or debt convertible into stock. Such future fund raising will further dilute the percentage ownership of the Shares sold herein in the Company.

If you purchase shares in this Offering, your economic interest in the Series B Preferred Stock will be diluted immediately, to the extent of the difference between the price to the public charged for each share in this Offering and the net tangible book value per share of the Series B Preferred Stock after this Offering.

Our historical net tangible book value as of December 31, 2021 was $(1,016,886). Historical net tangible book value equals the amount of our total tangible assets, less total liabilities, divided by the total number of shares of our Series B Preferred Stock outstanding, all as of the date specified. Net tangible book value per share is an estimate based on the net tangible book value as of December 31, 2021 and 0 shares of Series B Preferred Stock outstanding as of the date of this Offering Circular.

The following table illustrates the per share dilution to new investors discussed above, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the Shares offered for sale in this Offering (before deducting our estimated offering expenses of $25,000):

	100%		75%		50%		25%
Gross Proceeds		$8,000,000		$6,000,000		$4,000,000		$2,000,000
Offering Price		$0.08		$0.08		$0.08		$0.08
Net Tangible Book Value per Share of Common Stock before this Offering	$	N/A	$	N/A	$	N/A	$	N/A
Increase in Net Tangible Book Value per Share Attributable to New Investors in this Offering		$0.0898		$0.0864		$0.0797		$0.0593
Net Tangible Book Value per Share of Common Stock after this Offering		$0.0898		$0.0864		$0.0797		$0.0593
Dilution per share to Investors in the Offering		$0.0102		$0.0136		$0.0203		$0.0407

(1)Based on net tangible shareholders equity book value as of December 31, 2021 of $(1,016,886) and 0 outstanding shares of Series B Preferred Stock as of the date of this Offering Circular.

There is no material disparity between the price of the Shares in this Offering and the effective cash cost to officers, directors, promoters and affiliated persons for shares acquired by them in a transaction during the past year, or that they have a right to acquire.

PLAN OF DISTRIBUTION

We are offering a Maximum Offering of up to $8,000,000 in Shares of Series B Preferred Stock. The offering is being conducted on a best-efforts basis without any minimum number of shares or amount of proceeds required to be sold. There is no minimum subscription amount required (other than a per investor minimum purchase) to distribute funds to the Company. The Company will not initially sell the Shares through commissioned broker-dealers, but may do so after the commencement of the offering. Any such arrangement will add to our expenses in connection with the offering. If we engage one or more commissioned sales agents or underwriters, we will supplement this Form 1-A to describe the arrangement. Subscribers have no right to a return of their funds. The Company may terminate the offering at any time for any reason at its sole discretion, and may extend the Offering past the termination date of 365 days from the date of qualification by the Commission in the absolute discretion of the Company and in accordance with the rules and provisions of Regulation A of the JOBS Act. None of the Shares being sold in this Offering are being sold by existing securities holders.

After the Offering Statement has been qualified by the Securities and Exchange Commission (the “SEC”), the Company will accept tenders of funds to purchase the Shares. No escrow agent is involved and the Company will receive the proceeds directly from any subscription. You will be required to complete a subscription agreement in order to invest.

All subscription agreements and checks received by the Company for the purchase of shares are irrevocable until accepted or rejected by the Company and should be delivered to the Company as provided in the subscription agreement. A subscription agreement executed by a subscriber is not binding on the Company until it is accepted on our behalf by the Company’s Chief Executive Officer or by specific resolution of our board of directors. Any subscription not accepted within 30 days will be automatically deemed rejected. Once accepted, the Company will deliver a stock certificate to a purchaser within five days from request by the purchaser; otherwise, purchasers’ shares will be noted and held on the book records of the Company.

The Company, by determination of the Board of Directors, in its sole discretion, may issue the Securities under this Offering for cash, promissory notes, services, and/or other consideration without notice to subscribers.

At this time no broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority (“FINRA”), is being engaged as an underwriter or for any other purpose in connection with this Offering. This Offering will commence on the qualification of this Offering Circular, as determined by the Securities and Exchange Commission and continue for a period of 365 days. The Company may extend the Offering for an additional time period unless the Offering is completed or otherwise terminated by us, or unless we are required to terminate by application of Regulation A of the JOBS Act. Funds received from investors will be counted towards the Offering only if the form of payment, such as a check or wire transfer, clears the banking system and represents immediately available funds held by us prior to the termination of the subscription period, or prior to the termination of the extended subscription period if extended by the Company.

This is an offering made under “Tier 1” of Regulation A, and the shares will not be listed on a registered national securities exchange upon qualification. Therefore, the shares will be sold only to a person if the aggregate purchase price paid by such person is no more than 10% of the greater of such person’s annual income or net worth, not including the value of his primary residence, as calculated under Rule 501 of Regulation D promulgated under Section 4(a)(2) of the Securities Act of 1933, as amended. In the case of sales to fiduciary accounts (Keogh Plans, Individual Retirement Accounts (IRAs) and Qualified Pension/Profit Sharing Plans or Trusts), the above suitability standards must be met by the fiduciary account, the beneficiary of the fiduciary account, or by the donor who directly or indirectly supplies the funds for the purchase of the shares. Investor suitability standards in certain states may be higher than those described in this Form 1-A and/or Offering Circular. These standards represent minimum suitability requirements for prospective investors, and the satisfaction of such standards does not necessarily mean that an investment in the Company is suitable for such persons. Different rules apply to accredited investors.

Each investor must represent in writing that he/she/it meets the applicable requirements set forth above and in the Subscription Agreement, including, among other things, that (i) he/she/it is purchasing the shares for his/her/its own account and (ii) he/she/it has such knowledge and experience in financial and business matters that he/she/it is capable of evaluating without outside assistance the merits and risks of investing in the shares, or he/she/it and his/her/its purchaser representative together have such knowledge and experience that they are capable of evaluating the merits and risks of investing in the shares. Broker-dealers and other persons participating in the offering must make a reasonable inquiry in order to verify an investor’s suitability for an investment in the Company. Transferees of the shares will be required to meet the above suitability standards.

The shares may not be offered, sold, transferred, or delivered, directly or indirectly, to any person who (i) is named on the list of “specially designated nationals” or “blocked persons” maintained by the U.S. Office of Foreign Assets Control (“OFAC”) at www.ustreas.gov/offices/enforcement/ofac/sdn or as otherwise published from time to time, (ii) an agency of the government of a Sanctioned Country, (iii) an organization controlled by a Sanctioned Country, or (iv) is a person residing in a Sanctioned Country, to the extent subject to a sanctions program administered by OFAC. A “Sanctioned Country” means a country subject to a sanctions program identified on the list maintained by OFAC and available at www.ustreas.gov/offices/enforcement/ofac/sdn or as otherwise published from time to time. Furthermore, the shares may not be offered, sold, transferred, or delivered, directly or indirectly, to any person who (i) has more than fifteen percent (15%) of its assets in Sanctioned Countries or (ii) derives more than fifteen percent (15%) of its operating income from investments in, or transactions with, sanctioned persons or Sanctioned Countries.

OTC Markets Considerations

The OTC Markets is separate and distinct from the New York Stock Exchange and Nasdaq stock market or other national exchange. Neither the New York Stock Exchange nor Nasdaq has a business relationship with issuers of securities quoted on the OTC Markets. The SEC’s order handling rules, which apply to New York Stock Exchange and Nasdaq-listed securities, do not apply to securities quoted on the OTC Markets.

Although other national stock markets have rigorous listing standards to ensure the high quality of their issuers and can delist issuers for not meeting those standards; the OTC Markets has no listing standards. Rather, it is the market maker who chooses to quote a security on the system, files the application, and is obligated to comply with keeping information about the issuer in its files.

Investors may have greater difficulty in getting orders filled than if we were on Nasdaq or other exchanges. Trading activity in general is not conducted as efficiently and effectively on OTC Markets as with exchange-listed securities. Also, because OTC Markets stocks are usually not followed by analysts, there may be lower trading volume than New York Stock Exchange and Nasdaq-listed securities.

USE OF PROCEEDS TO ISSUER

The Use of Proceeds is an estimate based on the Company’s current business plan. We may find it necessary or advisable to reallocate portions of the net proceeds reserved for one category to another, or to add additional categories, and we will have broad discretion in doing so.

The maximum gross proceeds from the sale of the Shares in this Offering are $8,000,000 The net proceeds from the offering, assuming it is fully subscribed, are expected to be approximately $9,975,000 after the payment of offering costs such as printing, mailing, marketing, legal and accounting costs, and other compliance and professional fees that may be incurred. The estimate of the budget for offering costs is an estimate only and the actual offering costs may differ from those expected by management.

Management of the Company has wide latitude and discretion in the use of proceeds from this Offering. At present, management’s best estimate of the use of proceeds, at various funding milestones, is set out in the chart below. However, potential investors should note that this chart contains only the best estimates of the Company’s management based upon information available to them at the present time, and that the actual use of proceeds is likely to vary from this chart based upon circumstances as they exist in the future, various needs of the Company at different times in the future, and the discretion of the Company’s management at all times.

A portion of the proceeds from this Offering may be used to compensate or otherwise make payments to officers or directors of the issuer. The officers and directors of the Company may be paid salaries and receive benefits that are commensurate with similar companies, and a portion of the proceeds may be used to pay these ongoing business expenses.

USE OF PROCEEDS

Assuming $0.001 Offering Price (Max):	10%	25%	50%	75%	100%
Administrative Expenses	$100,000	$250,000	$500,000	$750,000	$1,000,000

Marketing	$100,000	$250,000	$500,000	$750,000	$1,000,000

Cigar Inventory	$300,000	$750,000	$1,250,000	$2,000,000	$3,000,000

Raw Materials	$300,000	$750,000	$1,250,000	$1,750,000	$2,000,000

Acquisition Expenses	-	-	$500,000	$750,000	$1,000,000

Total	$800,000	$2,000,000	$4,000,000	$6,000,000	$8,000,000

The expected use of net proceeds from this Offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve and change. The amounts and timing of our actual expenditures, specifically with respect to working capital, may vary significantly depending on numerous factors. The precise amounts that we will devote to each of the foregoing items, and the timing of expenditures, will vary depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this Offering.

In the event we do not sell all the shares being offered, we may seek additional financing from other sources in order to support the intended use of proceeds indicated above. If we secure additional equity funding, investors in this Offering would be diluted. In all events, there can be no assurance that additional financing would be available to us when wanted or needed and, if available, on terms acceptable to us.

The allocation of the use of proceeds among the categories of anticipated expenditures represents management’s best estimates based on the current status of the Company’s proposed operations, plans, investment objectives, capital requirements, and financial conditions. No assurances can be provided that any milestone represented herein will be achieved. Future events, including changes in economic or competitive conditions of our business plan or the completion of less than the total Offering amount, may cause the Company to modify the above-described allocation of proceeds. The Company’s use of proceeds may vary significantly in the event any of the Company’s assumptions prove inaccurate. We reserve the right to change the allocation of net proceeds from the Offering as unanticipated events or opportunities arise. Additionally, the Company may from time to time need to raise more capital to address future needs.

The Company reserves the right to change the use of proceeds set out herein based on the needs of the ongoing business of the Company and the discretion of the Company’s management. The Company may reallocate the estimated use of proceeds among the various categories or for other uses if management deems such a reallocation to be appropriate.

DESCRIPTION OF BUSINESS

Corporate History

Green Leaf Innovations, Inc. (the Company) was originally incorporated in the State of Delaware in August 1993 as T. J. Cinnamons, Inc. T.J. Cinnamons, Inc. changed its name to Paramark Enterprises, Inc. in August 1996. In November 2001, the Company changed its name to Raptor Investments, Inc. The Company was reincorporated in the State of Florida on December 1, 2001. In July 2005, the Company changed its name to Snap ‘N’ Sold Corp. In August 2006, the Company changed its name to Hot Web, Inc. In July 2009, the Company changed its name to Gold Coast Mining Corporation. In March 2015, the Company changed its name to Green Leaf Innovations, Inc.

Subsidiaries

None.

Plan of Operations

Our primary business is the Marketing and Distribution of handmade premium cigars Manufactured out of Nicaragua. The company strategically imports and distributes Premium cigar brands and private label brands to cigar lounges, smoke shops, C-stores and vape shops across the United States and International Markets. In addition distributes packaged whole leaf Tobacco to other wholesale distributors of consumer tobacco products. We do not manufacture or sell cigarettes other than handmade cigars and packaged whole leaf Tobacco for consumer tobacco products. Several important operating factors characterize our company and our primary business, including:

•Experience dealing with large wholesale distributors and cigar distribution channels,

•Expertise in delivering a sustainable supply of compliant, traceable, competitively-priced cigars and packaged whole leaf Tobacco.

•Capability to meet unique customer requirements for style, volume and quality,

•Longstanding relationship with manufactures and b2b customers in the premium cigar community.

•Presence in all major tobacco sourcing areas.

With respect to our handmade cigar and packaged whole leaf Tobacco business, we generate our revenues from product sales of high quality cigars and wrapper whole leaf individually selected, sealed and packed to be distributed to Cigar Lounges, C-Store Market and gas station category in the U.S and International Markets.

Sales are made by our in-house sales force and also through the use of commissioned agents. Most customers are long-established licensed tobacco product retail stores.

Customers and Market Information

A material part of our business is dependent upon customers in the U.S and handmade cigars Distributors for the International Markets.

The global luxury cigar market size was valued at USD 11.61 billion in 2020 and is expected to expand at a compound annual growth rate (CAGR) of 7.2% from 2021 to 2028. A rise in luxury hotel establishments, golf courses and premium cigar lounges is expected to have a positive impact on the market growth over the forecast period. Moreover, the increasing consumption of tobacco among millennials is anticipated to boost the market growth, also the online distribution channel has significantly changed the shopping habits of people as it offers benefits such as doorstep delivery, easy payment methods and the availability of a wide range of hand-rolled as well as machine-rolled luxury cigar selections on a single platform. Our b2b customers in the market are increasingly launching e-commerce websites in large lucrative markets owing to the rising internet penetration and increasing propensity for mobile shopping among consumers.

Employees

As of the date of this Offering Circular, the Company has 10 employees, including its officers, of which 10 are full time. There is no collective agreement between the Company and its employees. The employment relationship between employees and the Company are individual and standard for the industry.

Property

Our corporate offices are located at 15800 Pines Blvd. Suite #3200 Pembroke Pines, FL 33027.  At this address, the Company occupies a modern shared-use office premises within reasonable proximity of management, consultants, and service providers.

Government Regulation, Environmental Matters, and Other Matters

Our business is subject to general governmental regulation in the United States and in foreign jurisdictions where we conduct business. Such regulation includes, but is not limited to, matters relating to environmental protection, state licensing, FDA and TTB. To date, governmental regulation has not had a material effect upon our capital expenditures, earnings, or competitive position.

Child Labor

Green Leaf Innovations, Inc. does not condone or employ child labor. We seek to ensure that the welfare, health, and safety of children are paramount at all times

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

Certain statements, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives, and expected operating results, and the assumptions upon which those statements are based, are forward-looking statements. These forward-looking statements generally are identified by the words believes, project, expects, anticipates, estimates, intends, strategy, plan, may, will, would, will be, will continue, will likely result, and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on our operations and future prospects on a consolidated basis include, but are not limited to: changes in economic conditions, legislative/regulatory changes, availability of capital, interest rates, competition, and generally accepted accounting principles. These risks and uncertainties should also be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Results of Operations

Six months ended June 30, 2022 compared to six months ended June 30, 2021

For the six months ended June 30, 2022 and 2021, our business had no revenues.  Operating costs for the respective periods totaled $69,977 and $114,866, respectfully.

Liquidity and Capital Resources

For the six months ended June 30, 2022 and 2021, the Company generated Net Losses of $404,594 and $33,991, respectively.

Net cash used in operating activities for the six months ended June 30, 2022 and 2021 was $72,186 and $0, respectively.

Net cash provided by financing activities for the six months ended June 30, 2022 and 2021 was $78,270 and $0, respectively.

As of June 30, 2022, the Company had $6,123 in cash to fund its operations.

Year ended December 31, 2021 compared to Year ended December 31, 2020

For the years ended December 31, 2021 and 2020, our business had no revenues.  Operating costs for the years ended December 31, 2021 and 2020 totaled $263,643 and $223,340, respectively.

Liquidity and Capital Resources

For the years ended December 31, 2021 and 2020, the Company generated net losses of $(409,248) and $(242,503), respectively.

Net cash used in operating activities for the years ended December 31, 2021 and 2020 was $302,661 and $0, respectively.

Net cash provided in financing activities for the years ended December 31, 2021 and 2020 was $302,700 and $0, respectively.

As of December 31, 2021, the Company had $39 in cash to fund its operations.

Going Concern

The financial statements attached to this Offering Circular have been prepared assuming that the company will continue as a going concern which contemplates, among other things, the realization of assets and the satisfaction of liabilities in the normal course of business. Additional financing is needed for the successful completion of the company’s contemplated plan of operations and its transition, ultimately, to the attainment of profitable operations. The company’s ability to raise additional equity or debt financing is unknown. An inability to resolve these factors would raise substantial doubts about the company’s ability to continue as a going concern. These financial statements do not include any adjustments that may result from the outcome of the aforementioned uncertainties.

Critical Accounting Policies

The discussion and analysis of the Company’s financial condition and results of operations are based upon the Company’s condensed financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. In consultation with the Company’s Board of Directors, management has identified in the accompanying financial statements the accounting policies that it believes are key to an understanding of its financial statements. These are important accounting policies that require management’s most difficult, subjective judgments.

Recently Issued Accounting Pronouncements

The Company does not believe that any other recently issued effective pronouncements, or pronouncements issued but not yet effective, if adopted, would have a material effect on the accompanying financial statements.

Off-Balance Sheet Arrangements

As of the date of this Offering Circular, there were no off-balance sheet arrangements.

Subsequent Material Events

The Company evaluated subsequent events that have occurred after the balance sheet date of June 30, 2021 and up through the date of this Offering Circular. There are two types of subsequent events: (i) recognized, or those that provide additional evidence with respect to conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (ii) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date.  The Company has determined that there are no additional events that would require adjustment to or disclosure in the attached financial statements.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Directors and Executive Officers

The following table sets forth regarding our executive officers, directors and significant employees, including their ages as of the date of this Offering Circular:

Name	Position	Age	Director or Officer Since
Roberto Mederos	CEO, Director	51	August 23, 2021

Roberto Mederos, CEO/Director

Mr. Mederos has been at the helm of Tobacco and Distribution operations for over 15 years, ensuring avid cigar aficionados get their products made by professionals with high standards, attention to detail and great family values that show character, discipline and authenticity.  He believes tobacco is a living product and composing its flavor is an art.  Mr. Mederos and his team have created complex and controlled premium cigar blends to guarantee life to the beautiful Cuban tradition reignited with the rich soil of Nicaraguan tobacco.

Board of Directors

Our board of directors currently consists of one director, and he is not considered “independent” as defined in Rule 4200 of FINRA’s listing standards. We may appoint additional independent directors to our board of directors in the future, particularly to serve on committees should they be established.

We have no formal policy regarding board diversity. In selecting board candidates, we seek individuals who will further the interests of our stockholders through an established record of professional accomplishment, the ability to contribute positively to our collaborative culture, knowledge of our business and understanding of our prospective markets.

Committees of the Board of Directors

We may establish an audit committee, compensation committee, a nominating and governance committee and other committees to our Board of Directors in the future, but have not done so as of the date of this Offering Circular. Until such committees are established, matters that would otherwise be addressed by such committees will be acted upon by the Board of Directors.

Compensation of Directors and Executive Officers

Executive and Director Compensation

We have no standard arrangement to compensate our directors for their services in their capacity. Directors are not paid for meetings attended. However, we intend to review and consider future proposals regarding board and executive compensation. All travel and lodging expenses associated with corporate matters are reimbursed by us, if and when incurred.

On August 23, 2022, the Company entered into an employment agreement with its Chief Executive Officer, Roberto Mederos, for an initial term of five years, entitling Mr. Mederos to $150,000 annual compensation and a bonus of up to 150% of his base salary based on the Company’s performance.

Summary Compensation Table

The following table represents information regarding the total compensation of our officers and directors for the years ended December 31, 2021 and 2020.

Name & Principal Position	Fiscal Year ended December 31,	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Roberto Mederos,	2021	146,116	0	0	0	0	0	0	146,116
CEO/Director	2020	0	0	0	0	0	0	0	0

There are no other employment agreements between the Company and its executive officers or directors. Our executive officers and directors have the responsibility of determining the timing of remuneration programs for key personnel based upon such factors as positive cash flow, shares sales, product sales, estimated cash expenditures, accounts receivable, accounts payable, notes payable, and cash balances. At this time, management cannot accurately estimate when sufficient revenues will occur to implement this compensation, or the exact amount of compensation.

Stock Incentive Plan; Options; Equity Awards

We have not adopted any long-term incentive plan that provides compensation intended to serve as incentive for performance. None of our executive officers or directors received, nor do we have any arrangements to pay out, any bonus, stock awards, option awards, non-equity incentive plan compensation, or non-qualified deferred compensation

Limitation of Liability and Indemnification of Officers and Directors

Our Bylaws limit the liability of directors and officers of the Company to the maximum extent permitted by Florida law. The Bylaws state that the Company shall indemnify and hold harmless each person who was or is a party or is threatened to be made a party to, or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or an officer of the Company or such director or officer is or was serving at the request of the Company as a director, officer, partner, member, manager, trustee, employee or agent of another company or of a partnership, limited liability company, joint venture, trust or other enterprise.

The Company believes that indemnification under our Bylaws covers at least negligence and gross negligence on the part of indemnified parties. The Company also may secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our Bylaws permit such indemnification.

The Company may also enter into separate indemnification agreements with its directors and officers, in addition to the indemnification provided for in our Bylaws. These agreements, among other things, may provide that we will indemnify our directors and officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person’s services as one of our directors or officers, or rendering services at our request, to any of its subsidiaries or any other company or enterprise. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

For additional information on indemnification and limitations on liability of our directors and officers, please review the Company’s Bylaws, which are attached to this Offering Circular.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of our Stock as of the date of this Offering Circular.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to Shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each Shareholder named in the following table possesses sole voting and investment power over their Shares of Stock. Percentage of beneficial ownership before the offering is based on 5,149,887,086 Shares of Common Stock outstanding as of the date of this Offering Circular. Percentage of beneficial ownership after the Offering assumes the sale of the Maximum Offering Amount.

		Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
Name and Position	Class	Number	Percent	Number	Percent
Roberto Mederos, CEO/Director	Common	-	-	-	-

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

During the last two full fiscal years and the current fiscal year, there are no transactions or proposed transactions involving the Company and a related party, in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for its last three fiscal years.

DESCRIPTION OF SECURITIES

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. The holders of the common stock have the sole right to vote, except as otherwise provided by law, by our articles of incorporation, or in a statement by our board of directors in a Preferred Stock Designation.

In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of legally available funds, subject to the payment of preferential dividends or other restrictions on dividends contained in any Preferred Stock Designation, including, without limitation, the Preferred Stock Designation establishing a series of preferred stock described above. In the event of the dissolution, liquidation or winding up of Green Leaf Innovations, Inc., the holders of our common stock are entitled to share ratably in all assets remaining after payment of all our liabilities, subject to the preferential distribution rights granted to the holders of any series of our preferred stock in any Preferred Stock Designation, including, without limitation, the Preferred Stock Designation establishing a series of our preferred stock described above.

The holders of the common stock do not have cumulative voting rights or preemptive rights to acquire or subscribe for additional, unissued or treasury shares in accordance with the laws of the State of Florida. Accordingly, excluding any voting rights granted to any series of our preferred stock, the holders of more than 50 percent of the issued and outstanding shares of the common stock voting for the election of directors can elect all of the directors if they choose to do so, and in such event, the holders of the remaining shares of the common stock voting for the election of the directors will be unable to elect any person or persons to the board of directors. All outstanding shares of the common stock are fully paid and nonassessable.

The laws of the State of Florida provide that the affirmative vote of a majority of the holders of the outstanding shares of our common stock and any series of our preferred stock entitled to vote thereon is required to authorize any amendment to our articles of incorporation, any merger or consolidation of Green Leaf Innovations, Inc. with any corporation, or any liquidation or disposition of any substantial assets of Green Leaf Innovations, Inc.

Preferred Stock

The Company has authorized a total of 100,000,000 shares of Series A Preferred Stock, of which 41,000,000 shares are outstanding.  Each share of Series A Preferred Stock can be converted into 500 shares of Common Stock at any time at the option of the holders of the Series A Preferred Stock. Each issued and outstanding shares of Series A Preferred Stock shall be entitled to the number of votes equal to the result of: (i) 1.5 multiplied by the addition of: (A) the number of shares of Common Stock issued and outstanding at the time of such vote; and (B) the number of votes in the aggregate of any outstanding shares of any class of preferred stock of the Corporation (other than the Series A Preferred Stock), if any, at the time of such vote; divided by (ii) the total number of shares of Series A Preferred Stock issued and outstanding at the time of such vote, at each meeting of shareholders of the Corporation with respect to any and all matters presented to the shareholders of the Corporation for their action or consideration, including the election of directors. Holders of Series A Preferred Stock shall vote together with the holders of Common Shares (and any other outstanding class of preferred stock of the Corporation (other than the Series A Preferred Stock), if any.  For further information, see the Series A Preferred Certificate of Designation included in the Company’s Amended and Restated Articles of Incorporation, attached hereto as exhibit 2.1.

The Company has also authorized 100,000,000 shares of Series B Preferred Stock, of which 0 shares are outstanding.  Each share of Series B Preferred Stock is convertible at the holders’ option into 500 shares of Common Stock. Holders of Series B Preferred Stock have no preemptive, voting, subscription, or redemption rights. For further information, see the Series B Preferred Certificate of Designation included in the Company’s Amended and Restated Articles of Incorporation, attached hereto as exhibit 2.1.

SECURITIES BEING OFFERED

Current Offering

The Company is offering up to $8,000,000 total of Securities, consisting of 100,000,000 shares of Series B Preferred Stock and 50,000,000,000 shares of Common Stock.

Series B Preferred Stock

General

The Company has designated 100,000,000 shares of its authorized and unissued Preferred Stock as “Series B Preferred Stock”, including up to 50,000,000,000 shares of the Company’s common stock into which it may be converted.

Voting

Holders of Series B Preferred Stock of the Company have no voting rights.

Dividends

Holders of Series B Preferred Stock are currently not entitled to receive dividends on Series B Preferred Stock.

Liquidation Preference

Holders of Series B Preferred Stock have no liquidation preference.

Conversion

Each share of Series B Preferred Stock is convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder, into 500 shares of Common Stock of the Company.

Redemption

Series B Preferred Stock of the Company do not have redemption rights.

Listing of Stock

The Preferred Stock offered hereby is convertible into common stock of the Company and our common shares are quoted on the OTC Pink Sheets under the symbol “GRLF”.

Common Stock

The Company has authorized 60,000,000,000 shares of Common Stock, of which 5,149,887,086 shares are outstanding as of the date of this Offering Circular. The Company is offering 50,000,000,000 shares of Common Stock issuable upon conversion of the Series B Preferred Stock. The Company will not receive any consideration for the shares of Common Stock issued upon conversion of the Series B Preferred Stock.

The Company does not expect to declare dividends for holders of Series B Preferred Stock or holders of Common Stock in the foreseeable future. Dividends will be declared, if at all (and subject to rights of holders of additional classes of securities, if any), in the discretion of the Company’s Board of Directors. Dividends, if ever declared, may be paid in cash, in property, or in shares of the capital stock of the Company, subject to the provisions of law, the Company’s Bylaws and the Certificate of Incorporation. Before payment of any dividend, there may be set aside out of any funds of the Company available for dividends such sums as the Board of Directors, in its absolute discretion, deems proper as a reserve for working capital, to meet contingencies, for equalizing dividends, for repairing or maintaining any property of the Company, or for such other purposes as the Board of Directors shall deem in the best interests of the Company.

Because this is a best-efforts offering, there is no minimum number of Shares that needs to be sold in order for funds to be released to the Company and for this Offering to hold its first closing.

The minimum subscription that will be accepted from an investor $1,000 (the ‘Minimum Subscription’).

A subscription for $1,000 or more in the Shares may be made only by tendering to the Company the executed Subscription Agreement (electronically or in writing) delivered with the subscription price in a form acceptable to the Company, via check, wire, credit or debit card, or ACH. The execution and tender of the documents required, as detailed in the materials, constitutes a binding offer to purchase the number of Shares stipulated therein and an agreement to hold the offer open until the Expiration Date or until the offer is accepted or rejected by the Company, whichever occurs first.

The Company reserves the unqualified discretionary right to reject any subscription for Shares, in whole or in part. The Company reserves the unqualified discretionary right to accept any subscription for Shares, in an amount less than the Minimum Subscription. If the Company rejects any offer to subscribe for the Shares, it will return the subscription payment, without interest or reduction. The Company’s acceptance of your subscription will be effective when an authorized representative of the Company issues you written or electronic notification that the subscription was accepted.

There are no liquidation rights, preemptive rights, redemption provisions, sinking fund provisions, impacts on classification of the Board of Directors where cumulative voting is permitted or required related to the Series B Preferred Stock, provisions discriminating against any existing or prospective holder of the Series B Preferred Stock as a result of such Shareholder owning a substantial amount of securities, or rights of Shareholders that may be modified otherwise than by a vote of a majority or more of the shares outstanding, voting as a class defined in any corporate document as of the date of filing. The Series B Preferred Stock will not be subject to further calls or assessment by the Company. There are no restrictions on alienability of the Series B Preferred Stock in the corporate documents other than those disclosed in this Offering Circular. The Company has engaged Continental Stock Transfer & Trust Company to serve as the transfer agent and registrant for the Shares. For additional information regarding the Shares, please review the Company’s Bylaws, which are attached to this Offering Circular.

Excepting matters arising under federal securities laws, any disputes between the Company and shareholders shall be governed in reliance on the laws of the state of Florida. Furthermore, the Subscription Agreement for this Regulation A offering appoints the state and federal courts located in the state of Florida as having jurisdiction over any disputes related to this Regulation A offering between the Company and shareholders.

Transfer Agent

Our transfer agent is Continental Stock Transfer & Trust Company, 1 State Street Plaza, 30th Floor, New York, NY 10004. The transfer agent is registered under the Exchange  Act and operates under the regulatory authority of the SEC and FINRA.

DISQUALIFYING EVENTS DISCLOSURE

Recent changes to Regulation A promulgated under the Securities Act prohibit an issuer from claiming an exemption from registration of its securities under such rule if the issuer, any of its predecessors, any affiliated issuer, any director, executive officer, other officer participating in the offering of the interests, general partner or managing member of the issuer, any beneficial owner of 20% or more of the voting power of the issuer’s outstanding voting equity securities, any promoter connected with the issuer in any capacity as of the date hereof, any investment manager of the issuer, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of the issuer’s interests, any general partner or managing member of any such investment manager or solicitor, or any director, executive officer or other officer participating in the offering of any such investment manager or solicitor or general partner or managing member of such investment manager or solicitor has been subject to certain “Disqualifying Events” described in Rule 506(d)(1) of Regulation D subsequent to September 23, 2013, subject to certain limited exceptions. The Company is required to exercise reasonable care in conducting an inquiry to determine whether any such persons have been subject to such Disqualifying Events and is required to disclose any Disqualifying Events that occurred prior to September 23, 2013 to investors in the Company. The Company believes that it has exercised reasonable care in conducting an inquiry into Disqualifying Events by the foregoing persons and is aware of the no such Disqualifying Events.

It is possible that (a) Disqualifying Events may exist of which the Company is not aware and (b) the SEC, a court or other finder of fact may determine that the steps that the Company has taken to conduct its inquiry were inadequate and did not constitute reasonable care. If such a finding were made, the Company may lose its ability to rely upon exemptions under Regulation A, and, depending on the circumstances, may be required to register the Offering of the Company’s Series B Preferred Stock with the SEC and under applicable state securities laws or to conduct a rescission offer with respect to the securities sold in the Offering.

ERISA CONSIDERATIONS

Trustees and other fiduciaries of qualified retirement plans or IRAs that are set up as part of a plan sponsored and maintained by an employer, as well as trustees and fiduciaries of Keogh Plans under which employees, in addition to self-employed individuals, are participants (together, “ERISA Plans”), are governed by the fiduciary responsibility provisions of Title 1 of the Employee Retirement Income Security Act of 1974 (“ERISA”). An investment in the Shares by an ERISA Plan must be made in accordance with the general obligation of fiduciaries under ERISA to discharge their duties (i) for the exclusive purpose of providing benefits to participants and their beneficiaries; (ii) with the same standard of care that would be exercised by a prudent man familiar with such matters acting under similar circumstances; (iii) in such a manner as to diversify the investments of the plan, unless it is clearly prudent not do so; and (iv) in accordance with the documents establishing the plan. Fiduciaries considering an investment in the Shares should accordingly consult their own legal advisors if they have any concern as to whether the investment would be inconsistent with any of these criteria.

Fiduciaries of certain ERISA Plans which provide for individual accounts (for example, those which qualify under Section 401(k) of the Code, Keogh Plans and IRAs) and which permit a beneficiary to exercise independent control over the assets in his individual account, will not be liable for any investment loss or for any breach of the prudence or diversification obligations which results from the exercise of such control by the beneficiary, nor will the beneficiary be deemed to be a fiduciary subject to the general fiduciary obligations merely by virtue of his exercise of such control. On October 13, 1992, the Department of Labor issued regulations establishing criteria for determining whether the extent of a beneficiary’s independent control over the assets in his account is adequate to relieve the ERISA Plan’s fiduciaries of their obligations with respect to an investment directed by the beneficiary. Under the regulations, the beneficiary must not only exercise actual, independent control in directing the particular investment transaction, but also the ERISA Plan must give the participant or beneficiary a reasonable opportunity to exercise such control, and must permit him to choose among a broad range of investment alternatives.

Trustees and other fiduciaries making the investment decision for any qualified retirement plan, IRA or Keogh Plan (or beneficiaries exercising control over their individual accounts) should also consider the application of the prohibited transactions provisions of ERISA and the Code in making their investment decision. Sales and certain other transactions between a qualified retirement plan, IRA or Keogh Plan and certain persons related to it (e.g., a plan sponsor, fiduciary, or service provider) are prohibited transactions. The particular facts concerning the sponsorship, operations and other investments of a qualified retirement plan, IRA or Keogh Plan may cause a wide range of persons to be treated as parties in interest or disqualified persons with respect to it. Any fiduciary, participant or beneficiary considering an investment in Shares by a qualified retirement plan IRA or Keogh Plan should examine the individual circumstances of that plan to determine that the investment will not be a prohibited transaction. Fiduciaries, participants or beneficiaries considering an investment in the Shares should consult their own legal advisors if they have any concern as to whether the investment would be a prohibited transaction.

Regulations issued on November 13, 1986, by the Department of Labor (the “Final Plan Assets Regulations”) provide that when an ERISA Plan or any other plan covered by Code Section 4975 (e.g., an IRA or a Keogh Plan which covers only self-employed persons) makes an investment in an equity interest of an entity that is neither a “publicly offered security” nor a security issued by an investment company registered under the Investment Company Act of 1940, the underlying assets of the entity in which the investment is made could be treated as assets of the investing plan (referred to in ERISA as “plan assets”). Programs which are deemed to be operating companies or which do not issue more than 25% of their equity interests to ERISA Plans are exempt from being designated as holding “plan assets.” Management anticipates that we would clearly be characterized as “operating” for the purposes of the regulations, and that it would therefore not be deemed to be holding “plan assets.”

Classification of our assets as “plan assets” could adversely affect both the plan fiduciary and management. The term “fiduciary” is defined generally to include any person who exercises any authority or control over the management or disposition of plan assets. Thus, classification of our assets as plan assets could make the management a “fiduciary” of an investing plan. If our assets are deemed to be plan assets of investor plans, transactions which may occur in the course of its operations may constitute violations by the management of fiduciary duties under ERISA. Violation of fiduciary duties by management could result in liability not only for management but also for the trustee or other fiduciary of an investing ERISA Plan. In addition, if our assets are classified as “plan assets,” certain transactions that we might enter into in the ordinary course of our business might constitute “prohibited transactions” under ERISA and the Code.

Under Code Section 408(i), as amended by the Tax Reform Act of 1986, IRA trustees must report the fair market value of investments to IRA holders by January 31 of each year. The Service has not yet promulgated regulations defining appropriate methods for the determination of fair market value for this purpose. In addition, the assets of an ERISA Plan or Keogh Plan must be valued at their “current value” as of the close of the plan’s fiscal year in order to comply with certain reporting obligations under ERISA and the Code. For purposes of such requirements, “current value” means fair market value where available. Otherwise, current value means the fair value as determined in good faith under the terms of the plan by a trustee or other named fiduciary, assuming an orderly liquidation at the time of the determination. We do not have an obligation under ERISA or the Code with respect to such reports or valuation although management will use good faith efforts to assist fiduciaries with their valuation reports. There can be no assurance, however, that any value so established (i) could or will actually be realized by the IRA, ERISA Plan or Keogh Plan upon sale of the Shares or upon liquidation of us, or (ii) will comply with the ERISA or Code requirements.

The income earned by a qualified pension, profit sharing or stock bonus plan (collectively, “Qualified Plan”) and by an individual retirement account (“IRA”) is generally exempt from taxation. However, if a Qualified Plan or IRA earns “unrelated business taxable income” (“UBTI”), this income will be subject to tax to the extent it exceeds $1,000 during any fiscal year. The amount of unrelated business taxable income in excess of $1,000 in any fiscal year will be taxed at rates up to 36%. In addition, such unrelated business taxable income may result in a tax preference, which may be subject to the alternative minimum tax. It is anticipated that income and gain from an investment in the Shares will not be taxed as UBTI to tax exempt shareholders, because they are participating only as passive financing sources.

DIVIDEND POLICY

Subject to preferences that may be applicable to any then-outstanding shares of Preferred Stock, if any, and any other restrictions, holders of Series B Preferred Stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. We and our predecessors have not declared any dividends in the past. Further, we do not presently contemplate that there will be any future payment of any dividends on the Series B Preferred Stock.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this Offering, assuming the maximum amount of shares of Series B Preferred Stock offered in this Offering are sold, there will be 100,000,000 shares of Series B Preferred Stock outstanding.  Our Series B Preferred Stock is not currently listed on any exchange, nor do we expect it to be listed on any exchange. Assuming the full conversion of the Series B Preferred Stock, there will be 55,149,887,086 shares of Common Stock outstanding.

Prior to this Offering, there has been a limited market for our Common Stock on the OTC Markets. Future sales of substantial amounts of our Common Stock, or securities or instruments convertible into our Common Stock, in the public market, or the perception that such sales may occur, could adversely affect the market price of our Common Stock prevailing from time to time. Furthermore, because there will be limits on the number of shares available for resale shortly after this Offering due to contractual and legal restrictions described below, there may be resales of substantial amounts of our Common Stock in the public market after those restrictions lapse. This could adversely affect the market price of our Common Stock prevailing at that time.

Rule 144

In general, a person who has beneficially owned restricted shares of our Common Stock for at least twelve months, in the event we are a reporting company under Regulation A, or at least six months, in the event we have been a reporting company under the Exchange Act for at least 90 days before the sale, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the 90 days preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

•1% of the number of shares of our Common Stock then outstanding; or

•the average weekly trading volume of our Common Stock during the four calendar weeks preceding the filing by such person of a notice on Form 144 with respect to the sale;

provided that, in each case, we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Rule 144 trades must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

INVESTOR ELIGIBILITY STANDARDS & ADDITIONAL INFORMATION ABOUT THE OFFERING

Investment Limitations

Generally, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth (please see below on how to calculate your net worth). Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A+. For general information on investing, we encourage you to refer to www.investor.gov.

Because this is a Tier 1, Regulation A+ offering, most investors must comply with the 10% limitation on investment in the Offering. The only investor in this Offering exempt from this limitation is an “accredited investor” as defined under Rule 501 of Regulation D under the Securities Act. If you meet one of the following tests you should qualify as an accredited investor:

(i)You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(ii)You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase Shares (please see below on how to calculate your net worth);

(iii)You are an executive officer or general partner of the issuer or a manager or executive officer of the general partner of the issuer;

(iv)You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the Code, a corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the Shares, with total assets in excess of $5,000,000;

(v)You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940 (Investment Company Act), or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;

(vi)You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

(vii)You are a trust with total assets in excess of $5,000,000, your purchase of Shares is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the Shares; or

(viii)You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000.

Offering Period and Expiration Date

This Offering will start on the date on which the SEC initially qualifies this Offering Statement (the Qualification Date) and will terminate on the Termination Date.

Procedures for Subscribing

If you decide to subscribe for our Series B Preferred Stock in this Offering, you should:

1.Electronically receive, review, execute and deliver to us a Subscription Agreement; and

2.Deliver funds directly to the Company’s designated bank account via bank wire transfer (pursuant to the wire transfer instructions set forth in our Subscription Agreement) or electronic funds transfer via wire transfer.

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. We shall only deliver such subscription agreement upon request after a potential investor has had ample opportunity to review this Offering Circular.

Right to Reject Subscriptions. After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to our designated account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions. Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the shares subscribed at closing. Once you submit the subscription agreement, you may not revoke or change your subscription or request your subscription funds. All submitted subscription agreements are irrevocable.

Under Rule 251 of Regulation A+, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). A non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

NOTE: For the purposes of calculating your net worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the Shares.

In order to purchase the Series B Preferred Stock and prior to the acceptance of any funds from an investor, an investor will be required to represent, to the Company’s satisfaction, that such investor is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this Offering.

LEGAL MATTERS

Certain legal matters with respect to the shares of Series B Preferred Stock offered hereby will be passed upon by Jeff Turner, JDT Legal, PLLC.

REPORTS

Following this Tier 1, Regulation A offering, we will be required to comply with certain ongoing disclosure requirements under Rule 257 of Regulation A, in addition to our reporting requirements under the OTC Pink Basic Disclosure Guidelines.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Regulation A Offering Statement on Form 1-A under the Securities Act with respect to the shares of Series B Preferred Stock offered hereby. This Offering Circular, which constitutes a part of the Offering Statement, does not contain all of the information set forth in the Offering Statement or the exhibits and schedules filed therewith. For further information about us and the Series B Preferred Stock offered hereby, we refer you to the Offering Statement and the exhibits and schedules filed therewith. Statements contained in this Offering Circular regarding the contents of any contract or other document that is filed as an exhibit to the Offering Statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the Offering Statement. Upon the completion of this Offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, including us, that file electronically with the SEC. The address of this site is www.sec.gov.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, on October 31, 2022.

GREENLEAF INNOVATIONS, INC.

By: /s/ Roberto Mederos

Roberto Mederos

CEO

October 31, 2022

This Offering statement has been signed by the following persons in the capacities and on the dates indicated.

By: /s/ Roberto Mederos

Roberto Mederos

Principal Executive Officer, Principal Financial Officer, Sole Director

October 31, 2022

ACKNOWLEDGEMENT ADOPTING TYPED SIGNATURES

The undersigned hereby authenticate, acknowledge, and otherwise adopt the typed signatures above and as otherwise appear in this filing and Offering.

By: /s/ Roberto Mederos

Roberto Mederos

CEO

October 31, 2022

PART III: EXHIBITS

Index to Exhibits

Incorporated by Reference
Exhibit No.	Description	Filed Herewith (*)	Filing Type	Date Filed
2.1	Amended and Restated Articles of Incorporation, as filed with the State of Florida on September 2, 2022.		1APOS	10/31/2022
2.2	Bylaws		1A/A	08/04/2022
3.1	Series A Preferred Stock Designation (Included with Exhibit 2.1)		1APOS	10/31/2022
3.2	Series B Preferred Stock Designation (Included with Exhibit 2.1)		1APOS	10/31/2022
4.1	Subscription Agreement		1-A	6/15/2022
6.1	Roberto Mederos Employment Agreement		1-A	6/15/2022
6.2	Convertible Promissory Note issued to J.P. Carey Limited Partners L.P. on January 26, 2022		1-A	6/15/2022
12.1	Legal Opinion and Consent of JDT Legal, PLLC		1APOS	10/31/2022

PART F/S: FINANCIAL STATEMENTS

GREEN LEAF INNOVATIONS, INC.

GREEN LEAF INNOVATIONS, INC.

BALANCE SHEETS

	June 30, 2022	December 31, 2021

ASSETS

Cash	$6,123	$39
Shareholder loan	8,730
Total assets	$14,853	$39

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities:
Accrued Interest Payable	$98,542	$72,520
Accrued Salary Payable	1,163,816	1,051,316
Total Current liabilities	1,262,358	1,123,836

Shareholder advance	-	2,700
Convertible notes payable	480,441	388,001
Derivative liability	597,735	407,588

Total Liabilities	2,340,534	1,922,125

Commitments and contingencies

Preferred stock Series A, $0.01 par value; 100,000,000 authorized; 41,000,000 issued	110,000	110,000
Common stock, $0.00001 par value; 20,000,000,000 authorized; 5,149,887,086 shares issued and outstanding	51,499	44,948,871
Additional paid in capital	15,855,163	(29,043,209)
Accumulated deficit	(18,342,343)	(17,937,748)
Total stockholders’ equity (deficiency)	(2,325,681)	(1,922,086)
Total liabilities and stockholders’ equity (deficiency)	$14,853	$39

See accompanying notes to financial statements.

GREEN LEAF INNOVATIONS, INC.

STATEMENTS OF OPERATIONS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021

Revenues	$-	$-	$-	$-

Costs and expenses	182,985	57,433	69,977	114,866

Net operating loss	$(182,985)	$(57,433)	(69,977)	(114,866)

Other income / (expense)
Interest expense	(31,462)	(2,169)	(17,147)	(4,331)
Change in derivative valuation	(190,147)	(24,291)	(45,009)	85,213
Total other income / (expense)	(221,609)	(26,460)	(62,156)	80,875
Net loss	$(404,594)	$(83,893)	(132,133)	(33,991)

Net loss per common share - basic and diluted	$0.00	$0.00	$0.00	$0.00

Weighted average common shares outstanding - basic and diluted	5,149,887,086	5,149,887,086	5,149,887,086	5,149,887,086

See accompanying notes to financial statements.

GREEN LEAF INNOVATIONS, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

Year Ended December 31, 2021

Three Months Ended June 30, 2021

	Preferred Stock		Common Stock		Additional Paid in	Accumulated	Stockholders’ Equity
	Shares	Par Value	Shares	Par Value	Capital	Deficit	(Deficiency)
Balance, December 31, 2018	41,000,000	$110,000	5,149,887,086	$44,948,871	$ (29,043,209)	$(16,838,521)	$(822,859)
Net loss	-	-	-	-		(242,503)	(242,503)
Balance, December 31, 2019	41,000,000	110,000	5,149,887,086	$44,948,871	$ (29,043,209)	$(16,838,521)	$(1,065,362
Net loss	-	-	-	-		(360,772)	(360,772)
Balance, December 31, 2020	41,000,000	110,000	5,149,887,086	$44,948,871	$ (29,043,209)	$(17,441,796)	$(1,426,134)
Net loss	-	-	-	-	-	49,902	49,902
Balance, March 31, 2021	-	-	-	-	-	(17,391,894)	(1,376,232)
Net loss	-	-	-	-	-	(83,893)	(83,893)
Balance, June 30, 2021	41,000,000	$110,000	5,149,887,086	$44,948,871	$ (29,043,209)	$(17,361,894)	$(1,376,232)

Three Months Ended June 30, 2022

	Preferred Stock		Common Stock		Additional Paid in	Accumulated	Stockholders’ Equity
	Shares	Par Value	Shares	Par Value	Capital	Deficit	(Deficiency)
Balance, December 31, 2019	41,000,000	$110,000	5,149,887,086	$44,948,871	$(29,043,209)	$(16,838,521)	$(1,065,362
Net loss	-	-	-	-	-	(360,772)	(360,772)
Balance, December 31, 2020	41,000,000	110,000	5,149,887,086	$44,948,871	$(29,043,209)	$(17,441,796)	$(1,426,134)
Net loss	-	-	-	-	-	(495,952)	(495,952)
Balance, December 31, 2021	41,000,000	110,000	5,149,887,086	$44,948,871	$(29,043,209)	$(17,937,748)	$(1,922,086)
Net loss	-	-	-	-	-	(272,461)	(272,461)
Balance, March 31, 2022	41,000,000	110,000	5,149,887,086	$44,948,871	$(29,043,209)	$(18,210,210)	(2,194,547)
Change in par value of common stock	-	-	-	(44,897,372)	44,897,372	-	-
Discount on warrant	-	-	-	-	1,000	-	1,000
Net loss	-	-	-	-	-	(132,133)	(132,133)
Balance, June 30, 2022	41,000,000	$110,000	5,149,887,086	$51,499	$15,855,163	(18,342,343)	(2,325,681)

Six Months Ended June 30, 2021

	Preferred Stock		Common Stock		Additional Paid in	Accumulated	Stockholders’ Equity
	Shares	Par Value	Shares	Par Value	Capital	Deficit	(Deficiency)
Balance, December 31, 2018	41,000,000	$110,000	5,149,887,086	$44,948,871	$ (29,043,209)	$(16,838,521)	$(822,859)
Net loss	-	-	-	-	-	(242,503)	(242,503)
Balance, December 31, 2019	41,000,000	110,000	5,149,887,086	$44,948,871	$ (29,043,209)	$(16,838,521)	$(1,065,362
Net loss	-	-	-	-	-	(360,772)	(360,772)
Balance, December 31, 2020	41,000,000	110,000	5,149,887,086	$44,948,871	$ (29,043,209)	$(17,441,796)	$(1,426,134)
Net loss	-	-	-	-	-	(39,991)	(39,991)
Balance, June 30, 2021	41,000,000	$110,000	5,149,887,086	$44,948,871	$ (29,043,209)	$(17,475,787)	$(1,460,125)

Six Months Ended June 30, 2022

	Preferred Stock		Common Stock		Additional Paid in	Accumulated	Stockholders’ Equity
	Shares	Par Value	Shares	Par Value	Capital	Deficit	(Deficiency)
Balance, December 31, 2019	41,000,000	$110,000	5,149,887,086	$44,948,871	$ (29,043,209)	$(16,838,521)	$(1,065,362
Net loss	-	-	-	-	-	(360,772)	(360,772)
Balance, December 31, 2020	41,000,000	110,000	5,149,887,086	$44,948,871	$ (29,043,209)	$(17,441,796)	$(1,426,134)
Net loss	-	-	-	-	-	(495,952)	(495,952)
Balance, December 31, 2021	41,000,000	110,000	5,149,887,086	$44,948,871	$ (29,043,209)	$(17,937,748)	$(1,922,086)
Change in par value of common stock	-	-	-	(44,897,372)	44,897,372	-	-
Discount on warrant	-	-	-	-	1,000	-	1,000
Net loss	-	-	-	-	-	(404,594)	(404,594)
Balance, June 30, 2022	41,000,000	$110,000	5,149,887,086	$51,499	$ 15,855,163	(18,324,343)	(2,325,681)

See accompanying notes to financial statements.

GREEN LEAF INNOVATIONS, INC.

STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2022	2021

Cash flows from operating activities:
Net loss	$(404,594)	$(33,991)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of debt discount	5,440	-
Change in derivative liability	190,147	(85,213)
Changes in operating assets and liabilities:
(Decrease) / Increase in accrued expenses	136,821	119,204
Net cash used in operating activities	(72,186)	-

Cash flows from financing activities:
Issuance of convertible note payable	87,000	-
Shareholder advance	(8,730)	-
Net cash provided by financing activities	78,270	-

Cash:
Net increase	6,084	-
Balance at beginning of year	39	-
Balance at end of year	$6,123	$-

Supplemental disclosures of cash flow information:
Cash paid for:
Interest	$-	$-
Income taxes	$-	$-

See accompanying notes to financial statements.

GREEN LEAF INNOVATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three and Six Months Ended June 30, 2022 and 2021

1. Organization and Basis of Presentation

Organization and Combination

Green Leaf Innovations, Inc. (the Company) was originally incorporated in the State of Delaware in August 1993 as T. J. Cinnamons, Inc.  T.J. Cinnamons, Inc. changed its name to Paramark Enterprises, Inc. in August 1996. In November 2001, the Company changed its name to Raptor Investments, Inc.   The Company was reincorporated in the State of Florida on December 1, 2001.  In July 2005, the Company changed its name to Snap ‘N’ Sold Corp.  In August 2006, the Company changed its name to Hot Web, Inc. In July 2009, the Company changed its name to Gold Coast Mining Corporation.   In March 2015, the Company changed its name to Green Leaf Innovations, Inc.

Basis of Presentation

The Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and the rules and regulations of OTC Markets, Inc.  (“OTC”).

Business Operations

The Company is an emerging growth company engaged in the Marketing and Distribution of handmade premium cigars Manufactured out of Nicaragua. The company strategically imports and distributes handmade Premium Cigars and packaged whole leaf Tobacco to cigar lounges, smoke shops, C-stores and vape shops across the United States and International Markets.

Going Concern

The Company’s financial statements have been presented on the basis that the Company is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As reflected in the accompanying financial statements, the Company has no assets on hand, has had no operating revenues, and has had no operating cash flows. During the three and six months ended June 30, 2022 and 2021 the Company had no operations and had an accumulated deficit of $18,210,210 as of June 30, 2022.

As a result, management has concluded that there is substantial doubt about the Company’s ability to continue as a going concern within one year of the date that the accompanying financial statements are issued. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to raise additional funds and implement its business plan, and to ultimately achieve sustainable operating revenues and profitability. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

If cash resources are insufficient to satisfy the Company’s ongoing cash requirements, the Company would be required to obtain funds, if available, although there can be no certainty, from its shareholders or officers.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable in relation to the financial statements taken as a whole under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Management regularly evaluates the key factors and assumptions used to develop the estimates utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such evaluations, if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates. Significant estimates are expected to include those related to assumptions used in calculating accruals for potential liabilities, valuing equity instruments issued for services, and the realization of deferred tax assets.

Concentration of Risk

The Company may periodically contract with consultants and vendors to provide services related to the Company’s business development activities. Agreements for these services may be for a specific time period or for a specific project or task. The Company did not have any such agreements at June 30, 2022 or December 31, 2021.

Income Taxes

The Company accounts for income taxes under an asset and liability approach for financial accounting and reporting for income taxes. Accordingly, the Company recognizes deferred tax assets and liabilities for the expected impact of differences between the financial statements and the tax basis of assets and liabilities.

The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. In the event the Company was to determine that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax assets would be credited to operations in the period such determination was made. Alternatively, should the Company determine that it would not be able to realize all or part of its deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to operations in the period such determination was made.

The Company is subject to U.S. federal income taxes and income taxes of the State of Florida. The Company’s operations during the years ended December 31, 2021 and 2020 were nominal.

As the Company’s net operating losses in the respective jurisdictions in which it operates have yet to be utilized, all previous tax years remain open to examination by the taxing authorities in which the Company currently operates. The Company had no unrecognized tax benefits as of December 31, 2021 and 2020 and does not anticipate any material amount of unrecognized tax benefits within the next 3 months.

The Company accounts for uncertainties in income tax law under a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns as prescribed by GAAP. The tax effects of a position are recognized only if it is “more-likely-than-not” to be sustained by the taxing authority as of the reporting date. If the tax position is not considered “more-likely-than-not” to be sustained, then no benefits of the position are recognized. As of December 31, 2021 and 2020, the Company had not recorded any liability for uncertain tax positions. In subsequent periods, any interest and penalties related to uncertain tax positions will be recognized as a component of income tax expense.

Stock-Based Compensation

The Company issues common stock and intends to issue stock options to officers, directors and consultants for services rendered. Options will vest and expire according to terms established at the issuance date of each grant. Stock grants, which are generally time vested, will be measured at the grant date fair value and charged to operations ratably over the vesting period.

The fair value of stock options granted as stock-based compensation will be determined utilizing the Black-Scholes option-pricing model, and can be affected by several variables, the most significant of which are the life of the equity award, the exercise price of the stock option as compared to the fair market value of the common stock on the grant date, and the estimated volatility of the common stock. Estimated volatility will be based on the historical volatility of the Company’s common stock over an appropriate calculation period, or, if not available, by reference to the volatility of a representative sample of comparable public companies.  The risk-free interest rate will be based on the U.S. Treasury yield curve in effect at the time of grant. The fair market value of the common stock will be determined by reference to the quoted market price of the Company’s common stock on the grant date, or, if not available, by reference to an appropriate alternative valuation methodology.

The Company will recognize the fair value of stock-based compensation awards in general and administrative costs or in software development costs, as appropriate, in the Company’s consolidated statements of operations. The Company will issue new shares of common stock to satisfy stock option exercises.

As of June 30, 2022, the Company did not have any outstanding stock options.

Earnings (Loss) Per Share

The Company’s computation of earnings (loss) per share (“EPS”) includes basic and diluted EPS. Basic EPS is measured as the income (loss) attributable to common stockholders divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible notes payable, convertible preferred stock, warrants and stock options) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the respective periods. Basic and diluted loss per common share is the same for all periods presented because there is no convertible debt, convertible preferred stock, warrants or stock options outstanding.

Fair Value of Financial Instruments

The authoritative guidance with respect to fair value established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels and requires that assets and liabilities carried at fair value be classified and disclosed in one of three categories, as presented below.  Disclosure as to transfers in and out of Levels 1 and 2, and activity in Level 3 fair value measurements, is also required.

Level 1. Observable inputs such as quoted prices in active markets for an identical asset or liability that the Company has the ability to access as of the measurement date. Financial assets and liabilities utilizing Level 1 inputs include active-exchange traded securities and exchange-based derivatives.

Level 2. Inputs, other than quoted prices included within Level 1, which are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.  Financial assets and liabilities utilizing Level 2 inputs include fixed income securities, non-exchange-based derivatives, mutual funds, and fair-value hedges.

Level 3. Unobservable inputs in which there is little or no market data for the asset or liability which requires the reporting entity to develop its own assumptions.  Financial assets and liabilities utilizing Level 3 inputs include infrequently-traded non-exchange-based derivatives and commingled investment funds and are measured using present value pricing models.

The Company will determine the level in the fair value hierarchy within which each fair value measurement falls in its entirety, based on the lowest level input that is significant to the fair value measurement in its entirety. In determining the appropriate levels, the Company will perform an analysis of the assets and liabilities at each reporting period end.

The carrying value of financial instruments (consisting of cash and accounts payable and accrued expenses) is considered to be representative of their respective fair values due to the short-term nature of those instruments.

Property and Equipment

Property and equipment is recorded at cost.  Major improvements are capitalized, while maintenance and repairs that do not improve or extend the useful life of the respective assets are charged to expense as incurred.  Gains and losses from disposition of property and equipment are included in income and expense when realized. Depreciation of property and equipment is provided using the straight-line method over an estimated useful life of three years.

The Company recognizes depreciation of property and equipment in general and administrative costs in the Company’s consolidated statement of operations.

Leases

Effective January 1, 2019, the Company adopted Accounting Standards Update 2016-02, Leases (Topic 842) (“ASU 2016-02”), which requires a lessee to record a right-of-use asset and a corresponding lease liability at the inception of the lease initially measured at the present value of the lease payments.  ASU 2016-02 requires recognition in the statement of operations of a single lease cost that is calculated as a total cost of the lease allocated over the lease term, generally on a straight-line basis. The Company did not have any leases within the scope of ASU 2016-02 at December 31, 2020.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 significantly changes how entities measure credit losses for most financial assets, including accounts and notes receivables. ASU 2016-13 will replace the current “incurred loss” approach with an “expected loss” model, under which companies will recognize allowances based on expected rather than incurred losses. Entities will apply the provisions of ASU 2016-13 as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which ASU 2016-13 is effective. As small business filer, ASU 2016-13 will be effective for the Company for interim and annual reporting periods beginning after December 15, 2022. Management is currently in the process of assessing the impact of adopting ASU-2016-13 on the Company’s financial statements and related disclosures.

Other recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, and the American Institute of Certified Public Accountants, did not or are not believed by management to have a material impact on the Company’s present or future financial statements and related disclosures.

3. Convertible notes payable

Notes payable consists of the following:

	June 30,	December 31,
	2022	2021
Noninterest-bearing convertible note payable, dated May 2, 2014. The note is convertible into the common stock of the Company at the average closing price of the Company’s common stock in the three days prior to conversion. The due date of the note was May 31, 2014. The default rate of interest on the note is 10% per annum.	$28,001	$28,001

Convertible note payable, dated August 20, 2015, bearing interest at 10% per annum. The note is convertible into the common stock of the Company at 50% of the average closing price of the Company’s common stock in the twenty trading days prior to conversion. The due date of the note was August 20, 2016.	60,000	60,000

Convertible note payable, dated August 20, 2021, bearing interest at 12% per annum. The note is convertible into the common stock of the Company at 50% of the lowest closing price of the Company’s common stock in the twenty trading days prior to conversion. The due date of the note is August 20, 2022.	300,000	300,000

Convertible note payable, dated January 26, 2022, bearing interest at 10% per annum. The note is convertible into the common stock of the Company at the lower of 60% of the lowest closing price of the Company’s common stock in the fifteen trading days prior to conversion or $0.0003. The due date of the note is January 26, 2023.	60,000	-

Convertible note payable, dated January 1, 2022, bearing interest at 12% per annum. The note is convertible into the common stock of the Company at the lower of 50% of the lowest closing price of the Company’s common stock in the thirty trading days prior to conversion or $0.0003. The due date of the note is January 1, 2022.	3,500	-

	June 30,	December 31,
	2022	2021

Convertible note payable, dated February 1, 2022, bearing interest at 12% per annum. The note is convertible into the common stock of the Company at the lower of 50% of the lowest closing price of the Company’s common stock in the thirty trading days prior to conversion or $0.0003. The due date of the note is February 1, 2022.	3,500	-

Convertible note payable, dated March 1, 2022, bearing interest at 12% per annum. The note is convertible into the common stock of the Company at the lower of 50% of the lowest closing price of the Company’s common stock in the thirty trading days prior to conversion or $0.0003. The due date of the note is March 1, 2022.	3,500	-

Convertible note payable, dated April 1, 2022, bearing interest at 12% per annum. The note is convertible into the common stock of the Company at the lower of 50% of the lowest closing price of the Company’s common stock in the thirty trading days prior to conversion or $0.0003. The due date of the note is April 1, 2022.	3,500	-

Convertible note payable, dated May 1, 2022, bearing interest at 12% per annum. The note is convertible into the common stock of the Company at the lower of 50% of the lowest closing price of the Company’s common stock in the thirty trading days prior to conversion or $0.0003. The due date of the note is May 1, 2022.	3,500	-

Convertible note payable, dated June 1, 2022, bearing interest at 12% per annum. The note is convertible into the common stock of the Company at the lower of 50% of the lowest closing price of the Company’s common stock in the thirty trading days prior to conversion or $0.0003. The due date of the note is June 1, 2022.	3,500	-

Convertible note payable, dated June 23, 2022, bearing interest at 10% per annum. The note is convertible into the common stock of the Company at the lower of 75% of the average of the trading price on the date prior to the funding of the note and 60% of the lowest trading price during the 15 trading days period ending on the last complete trading day prior to the conversion date. The due date of the note is January 26, 2023.	16,500	-

Total convertible notes payable	485,501	88,001
Less discount	5,060	-
Convertible notes payable, net	$480,441	$88,001

4. Derivative liability

The Company has issued convertible note agreements with a variable conversion feature that gives rise to an embedded derivative instrument (see Note 3).  The derivative feature has been valued using a binomial lattice-based option valuation model using holding period assumptions developed from the Company’s business plan and management assumptions and expected volatility from the Company’s stock. Increases or decreases in the Company’s share price, the volatility of the share price, changes in interest rates in general, and the passage of time will all impact the value of the derivative instrument. The Company re-values the derivative instrument at the end of each reporting period and any changes are reflected as changes in derivative liabilities in the consolidated statements of operations. The assumptions used during the three months ending June 30, 2022 are as follows:

June 30, 2022
Market value of common stock on measurement date (1)	$0.0008
Adjusted conversion price (2)	$0.0003 - $0.0008
Risk free interest rate (3)	3.5%
Life of the note in months	12 months
Expected volatility (4)	0.01% - 0.03%
Expected dividend yield (5)	-

1.The market value of common stock is based on closing market price as of initial valuation date and the period end re-measurement.

2.The adjusted conversion price is calculated based on conversion terms described in the note agreement.

3.The risk-free interest rate was determined by management using the 2-year Treasury Bill as of the respective Offering or measurement date.

4.The volatility factor was estimated by management using the historical volatilities of the Company’s stock.

5.Management determined the dividend yield to be 0% based upon its expectation that it will not pay dividends for the foreseeable future.

The derivative liability related to these notes was $597,734 and $407,588 at June 30, 2022 and December 31, 2021, respectively.  The Company recognized a (Loss) or Gain on the change in value of the derivative of $(45,009) and $85,213 during the six months ended June 30, 2022 and 2021, respectively.

5. Warrant

On June 23, 2022, the Company issued a warrant to purchase 37,500,000 shares of its common stock to an investor in conjunction with a note payable.  The warrant has a term of five years and is exercisable at $0.0004 per share.  The relative fair market value of the warrant was $1,000 on the date of grant.

6. Stockholders’ Equity

On May 23, 2022, the Company amended its articles of incorporation to reflect the following:

•Change in par value of its common stock from $0.01 to $0.00001

•Authorization of an increase in the number of common shares authorized to be issued from 6,500,000,000 to 20,000,000,000

•Authorization to issued up to 100,000,000 preferred stock series B with a par value of $0.08

Preferred Stock

The Company has authorized a total of 100,000,000 shares of preferred stock, $0.01 value assigned. 41,000,000 shares of preferred shares are outstanding as of June 30, 2022 and December 31, 2021.

Common Stock

The Company is authorized to issue up to 60,000,000,000 shares of common stock, par value $0.00001 per share. As of June 30, 2022 and December 31, 2021, the Company had 5,149,887,086 shares of common stock issued and outstanding.

7. Commitments and Contingencies

Legal Contingencies

The Company has no known commitments and contingencies.

Impact of COVID-19 on the Company

The global outbreak of COVID-19 has led to severe disruptions in general economic activities, as businesses and governments have taken broad actions to mitigate this public health crisis. Although the Company has not experienced any significant disruption to its business to date, these conditions could significantly negatively impact the Company’s business in the future.

The extent to which the COVID-19 outbreak ultimately impacts the Company’s business, future revenues, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity and longevity, the actions to curtail the virus and treat its impact (including an effective vaccine), and how quickly and to what extent normal economic and operating conditions can resume. Even after the COVID-19 outbreak has subsided, the Company may be at risk of experiencing a significant impact to its business as a result of the global economic impact, including any economic downturn or recession that has occurred or may occur in the future.

Currently, capital markets have been disrupted by the crisis, as a result of which the availability, amount and type of financing available to the Company in the near future is uncertain and cannot be assured and is largely dependent upon evolving market conditions and other factors.

The Company intends to continue to monitor the situation and may adjust its current business plans as more information and guidance become available.

8. Subsequent Events

The Company performed an evaluation of subsequent events through the date on which these consolidated financial statements were issued. There were no material subsequent events which affected, or could affect, the amounts or disclosures in the financial statements.

GREEN LEAF INNOVATIONS, INC.

BALANCE SHEETS

	December 31, 2021	December 31, 2020

ASSETS

Cash	$39	$-
Total assets	$39	$-

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities:
Accrued Interest Payable	$72,520	$50,628
Accrued Salary Payable	146,116	1,090,334
Total Current liabilities	218,636	1,140,962

Shareholder advance	2,700	-
Convertible notes payable	388,001	88,001
Derivative liability	407,588	197,171

Total Liabilities	1,016,925	1,426,134

Commitments and contingencies

Preferred stock Series A, $0.01 par value; 100,000,000 authorized; 41,000,000 issued	110,000	110,000
Preferred stock Series B, $0.08 par value; 50,000,000 authorized; none issued	-	-
Common stock, $0.00001 par value; 20,000,000,000 authorized; 3,598,867,086 shares issued and outstanding	44,948,871	44,948,871
Additional paid in capital	(29,043,209	(29,043,209
Accumulated deficit	(17,032,548)	(17,441,796)
Total stockholders’ equity (deficiency)	(1,016,886)	(1,065,362)
Total liabilities and stockholders’ equity (deficiency)	$39	$-

See accompanying notes to financial statements.

GREEN LEAF INNOVATIONS, INC.

STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2021	2020

Revenues	$-	$-

Costs and expenses	263,643	223,349

Net operating loss	$(263,643)	$(223,349)

Other income / (expense)
Interest expense	(21,892)	(8,800)
Gain on debt extinguishment	869,642	-
Change in derivative valuation	(210,417)	(128,623)
Total other income / (expense)	637,333	(137,423)
Net loss	$409,248	$(360,772)

Net loss per common share - basic and diluted	$0.00	$0.00

Weighted average common shares outstanding - basic and diluted	3,598,867,086	3,598,867,086

See accompanying notes to financial statements.

GREEN LEAF INNOVATIONS, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

Year Ended December 31, 2021

	Preferred Stock Series A		Common Stock
	Shares	Value	Shares	Value	Additional Paid in Capital	Accumulated Deficit	Stockholders’ Equity (Deficiency)

Balance, December 31, 2019	41,000,000	110,000	3,598,867,086	44,948,871	$(29,043,209)	$(16,838,521)	$(1,065,362)
Net loss	-	-	-	-	-	(360,772)	(360,772)
Balance, December 31, 2020	41,000,000	110,000	3,598,867,086	44,948,871	$(29,043,209)	$(17,441,796)	$(1,426,134)
Net loss	-	-	-	-	-	409,248	409,248
Balance, December 31, 2021	41,000,000	110,000	3,598,867,086	44,948,871	$(29,043,209)	$(17,032,548)	$(1,016,886)

See accompanying notes to financial statements.

GREEN LEAF INNOVATIONS, INC.

STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2021	2020

Cash flows from operating activities:
Net loss	$409,248	$(242,503)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in derivative liability	210,417	20,990
Changes in operating assets and liabilities:
(Decrease) / Increase in accrued expenses	(922,326)	221,149
Net cash used in operating activities	(302,661)	-

Cash flows from financing activities:
Issuance of convertible note payable	300,000	-
Shareholder advance	2,700	-
Net cash provided by financing activities	302,700	-

Cash:
Net increase	39	-
Balance at beginning of year	-	-
Balance at end of year	$39	$-

Supplemental disclosures of cash flow information:
Cash paid for:
Interest	$-	$-
Income taxes	$-	$-

See accompanying notes to financial statements.

GREEN LEAF INNOVATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2021 and 2020

1. Organization and Basis of Presentation

Organization and Combination

Green Leaf Innovations, Inc. (the Company) was originally incorporated in the State of Delaware in August 1993 as T. J. Cinnamons, Inc.  T.J. Cinnamons, Inc. changed its name to Paramark Enterprises, Inc. in August 1996. In November 2001, the Company changed its name to Raptor Investments, Inc.   The Company was reincorporated in the State of Florida on December 1, 2001.  In July 2005, the Company changed its name to Snap ‘N’ Sold Corp.  In August 2006, the Company changed its name to Hot Web, Inc. In July 2009, the Company changed its name to Gold Coast Mining Corporation.   In March 2015, the Company changed its name to Green Leaf Innovations, Inc.

Basis of Presentation

The Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and the rules and regulations of OTC Markets, Inc.  (“OTC”).

Business Operations

Green Leaf Innovations, Inc., a Florida corporation, is an emerging growth company engaged in the manufacturing of handmade premium cigars from our factory in Esteli Nicaragua. The company strategically imports and distributes handmade Premium Cigars to cigar lounges, smoke shops, C-stores and vape shops across the United States. The company is also engaged in tobacco commodity pre-industry procuring and resale, financing, processing, packing, storing, and shipping of loose leaf tobacco to manufacturers of consumer tobacco products.

Going Concern

The Company’s financial statements have been presented on the basis that the Company is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As reflected in the accompanying financial statements, the Company has no assets on hand, has had no operating revenues, and has had no operating cash flows. During the years ended December 31, 2021 and 2020 the Company had no operations and had an accumulated deficit of $17,032,548 as of December 31, 2021.

As a result, management has concluded that there is substantial doubt about the Company’s ability to continue as a going concern within one year of the date that the accompanying financial statements are issued. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to raise additional funds and implement its business plan, and to ultimately achieve sustainable operating revenues and profitability. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

If cash resources are insufficient to satisfy the Company’s ongoing cash requirements, the Company would be required to obtain funds, if available, although there can be no certainty, from its shareholders or officers.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable in relation to the financial statements taken as a whole under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Management regularly evaluates the key factors and assumptions used to develop the estimates utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such evaluations, if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates. Significant estimates are expected to include those related to assumptions used in calculating accruals for potential liabilities, valuing equity instruments issued for services, and the realization of deferred tax assets.

Concentration of Risk

The Company may periodically contract with consultants and vendors to provide services related to the Company’s business development activities. Agreements for these services may be for a specific time period or for a specific project or task. The Company did not have any agreements at December 31, 2021 or 2020.

Income Taxes

The Company accounts for income taxes under an asset and liability approach for financial accounting and reporting for income taxes. Accordingly, the Company recognizes deferred tax assets and liabilities for the expected impact of differences between the financial statements and the tax basis of assets and liabilities.

The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. In the event the Company was to determine that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax assets would be credited to operations in the period such determination was made. Alternatively, should the Company determine that it would not be able to realize all or part of its deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to operations in the period such determination was made.

The Company is subject to U.S. federal income taxes and income taxes of the State of Florida. The Company’s operations during the years ended December 31, 2021 and 2020 were nominal.

As the Company’s net operating losses in the respective jurisdictions in which it operates have yet to be utilized, all previous tax years remain open to examination by the taxing authorities in which the Company currently operates. The Company had no unrecognized tax benefits as of December 31, 2021 and 2020 and does not anticipate any material amount of unrecognized tax benefits within the next 3 months.

The Company accounts for uncertainties in income tax law under a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns as prescribed by GAAP. The tax effects of a position are recognized only if it is “more-likely-than-not” to be sustained by the taxing authority as of the reporting date. If the tax position is not considered “more-likely-than-not” to be sustained, then no benefits of the position are recognized. As of December 31, 2020 and 2019, the Company had not recorded any liability for uncertain tax positions. In subsequent periods, any interest and penalties related to uncertain tax positions will be recognized as a component of income tax expense.

Stock-Based Compensation

The Company issues common stock and intends to issue stock options to officers, directors and consultants for services rendered. Options will vest and expire according to terms established at the issuance date of each grant. Stock grants, which are generally time vested, will be measured at the grant date fair value and charged to operations ratably over the vesting period.

The fair value of stock options granted as stock-based compensation will be determined utilizing the Black-Scholes option-pricing model, and can be affected by several variables, the most significant of which are the life of the equity award, the exercise price of the stock option as compared to the fair market value of the common stock on the grant date, and the estimated volatility of the common stock. Estimated volatility will be based on the historical volatility of the Company’s common stock over an appropriate calculation period, or, if not available, by reference to the volatility of a representative sample of comparable public companies.  The risk-free interest rate will be based on the U.S. Treasury yield curve in effect at the time of grant. The fair market value of the common stock will be determined by reference to the quoted market price of the Company’s common stock on the grant date, or, if not available, by reference to an appropriate alternative valuation methodology.

The Company will recognize the fair value of stock-based compensation awards in general and administrative costs or in software development costs, as appropriate, in the Company’s consolidated statements of operations. The Company will issue new shares of common stock to satisfy stock option exercises.

As of December 31, 2021, the Company did not have any outstanding stock options.

Earnings (Loss) Per Share

The Company’s computation of earnings (loss) per share (“EPS”) includes basic and diluted EPS. Basic EPS is measured as the income (loss) attributable to common stockholders divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible notes payable, convertible preferred stock, warrants and stock options) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the respective periods. Basic and diluted loss per common share is the same for all periods presented because there is no convertible debt, convertible preferred stock, warrants or stock options outstanding.

Fair Value of Financial Instruments

The authoritative guidance with respect to fair value established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels and requires that assets and liabilities carried at fair value be classified and disclosed in one of three categories, as presented below.  Disclosure as to transfers in and out of Levels 1 and 2, and activity in Level 3 fair value measurements, is also required.

Level 1. Observable inputs such as quoted prices in active markets for an identical asset or liability that the Company has the ability to access as of the measurement date. Financial assets and liabilities utilizing Level 1 inputs include active-exchange traded securities and exchange-based derivatives.

Level 2. Inputs, other than quoted prices included within Level 1, which are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.  Financial assets and liabilities utilizing Level 2 inputs include fixed income securities, non-exchange-based derivatives, mutual funds, and fair-value hedges.

Level 3. Unobservable inputs in which there is little or no market data for the asset or liability which requires the reporting entity to develop its own assumptions.  Financial assets and liabilities utilizing Level 3 inputs include infrequently-traded non-exchange-based derivatives and commingled investment funds and are measured using present value pricing models.

The Company will determine the level in the fair value hierarchy within which each fair value measurement falls in its entirety, based on the lowest level input that is significant to the fair value measurement in its entirety. In determining the appropriate levels, the Company will perform an analysis of the assets and liabilities at each reporting period end.

The carrying value of financial instruments (consisting of cash and accounts payable and accrued expenses) is considered to be representative of their respective fair values due to the short-term nature of those instruments.

Property and Equipment

Property and equipment is recorded at cost.  Major improvements are capitalized, while maintenance and repairs that do not improve or extend the useful life of the respective assets are charged to expense as incurred.  Gains and losses from disposition of property and equipment are included in income and expense when realized. Depreciation of property and equipment is provided using the straight-line method over an estimated useful life of three years.

The Company recognizes depreciation of property and equipment in general and administrative costs in the Company’s consolidated statement of operations.

Leases

Effective January 1, 2019, the Company adopted Accounting Standards Update 2016-02, Leases (Topic 842) (“ASU 2016-02”), which requires a lessee to record a right-of-use asset and a corresponding lease liability at the inception of the lease initially measured at the present value of the lease payments.  ASU 2016-02 requires recognition in the statement of operations of a single lease cost that is calculated as a total cost of the lease allocated over the lease term, generally on a straight-line basis. The Company did not have any leases within the scope of ASU 2016-02 at December 31, 2020.

Recent Accounting Pronouncements

In June 13, 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 significantly changes how entities measure credit losses for most financial assets, including accounts and notes receivables. ASU 2016-13 will replace the current “incurred loss” approach with an “expected loss” model, under which companies will recognize allowances based on expected rather than incurred losses. Entities will apply the provisions of ASU 2016-13 as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which ASU 2016-13 is effective. As small business filer, ASU 2016-13 will be effective for the Company for interim and annual reporting periods beginning after December 15, 2022. Management is currently in the process of assessing the impact of adopting ASU-2016-13 on the Company’s financial statements and related disclosures.

Other recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, and the American Institute of Certified Public Accountants, did not or are not believed by management to have a material impact on the Company’s present or future financial statements and related disclosures.

3. Convertible notes payable

Notes payable consists of the following:

	December 31,
	2021	2020
Noninterest-bearing convertible note payable, dated May 2, 2014. The note is convertible into the common stock of the Company at the average closing price of the Company’s common stock in the three days prior to conversion. The due of the note was May 31, 2014. The default rate of interest on the note is 10% per annum.	$28,001	$28,001

Convertible note payable, dated August 20, 2015, bearing interest at 10% per annum. The note is convertible into the common stock of the Company at 50% of the average closing price of the Company’s common stock in the twenty trading days prior to conversion. The due of the note was August 20, 2016.	60,000	60,000

Convertible note payable, dated August 20, 2021, bearing interest at 12% per annum. The note is convertible into the common stock of the Company at 50% of the lowest closing price of the Company’s common stock in the twenty trading days prior to conversion. The due of the note is August 20, 2022.	300,000	-
Total convertible notes payable	$388,001	$88,001

4. Derivative liability

The Company has issued convertible note agreements with a variable conversion feature that gives rise to an embedded derivative instrument (see Note 3).  The derivative feature has been valued using a binomial lattice-based option valuation model using holding period assumptions developed from the Company’s business plan and management assumptions and expected volatility from the Company’s stock . Increases or decreases in the Company’s share price, the volatility of the share price, changes in interest rates in general, and the passage of time will all impact the value of the derivative instrument. The Company re-values the derivative instrument at the end of each reporting period and any changes are reflected as changes in derivative liabilities in the consolidated statements of operations. The assumptions used during the year ending December 31, 2021 are as follows:

December 31, 2021
Market value of common stock on measurement date (1)	$0.0021- $0.0003
Adjusted conversion price (2)	$0.00105 - $0.00015
Risk free interest rate (3)	3.5%
Life of the note in months	0 months
Expected volatility (4)	0.01% - 0.03%
Expected dividend yield (5)	-

(1)The market value of common stock is based on closing market price as of initial valuation date and the period end re-measurement.

(2)The adjusted conversion price is calculated based on conversion terms described in the note agreement.

(3)The risk-free interest rate was determined by management using the 2-year Treasury Bill as of the respective Offering or measurement date.

(4)The volatility factor was estimated by management using the historical volatilities of the Company’s stock.

(5)Management determined the dividend yield to be 0% based upon its expectation that it will not pay dividends for the foreseeable future.

The derivative liability related to these notes was $407,588 and $68,548 at December 31, 2021 and 2020, respectively.  The Company recognized a Loss on the change in value of the derivative of $210,417 and $128,626 during the years ended December 31, 2021 and 2020, respectively.

5. Stockholders’ Equity

Preferred Stock

The Company has authorized a total of 100,000,000 shares of preferred stock Series A, $0.01 value assigned. 41,000,000 shares of preferred shares are outstanding as of December 31, 2021 and 2020.

On September 15, 2021, the Company authorized the issuance of up to 50,000,000 preferred stock Series B shares with a par value of $0.08.  Each share can be converted into 2 shares of the Company’s common stock at the holders’ option.  No series B shares have been issued as of December 31, 2021.

Common Stock

The Company is authorized to issue up to 20,000,000,000 shares of common stock, par value $0.00001 per share. As of December 31, 2021 and 2020, the Company had 3,598,867,086 shares of common stock issued and outstanding.

6. Related Party Transactions

Salary and Fees to Directors, Consultants and Professionals

During the years ended December 31, 2021 and 2020, the Company incurred salary and fees to officers in the amount of $260,982 and $223,349, respectively, as follows:

Schedule of related party transactions

	December 31,
	2021	2020

Robert Mederos	$146,116	$-
Joseph C. Canouse	114,866	223,349
Total	$260,982	$223,349

As of December 31, 2021, the former chief executive officer of the Company agreed to forgo $869,642 in accrued salary, which was recorded as a gain on debt extinguishment during the year ended December 31, 2021.

As of December 31, 2021 and 2020, accrued salary of $146,116 and $1,090,334, respectively, was due to officers.

7. Commitments and Contingencies

Legal Contingencies

The Company has no known commitments and contingencies.

Impact of COVID-19 on the Company

The global outbreak of COVID-19 has led to severe disruptions in general economic activities, as businesses and governments have taken broad actions to mitigate this public health crisis. Although the Company has not experienced any significant disruption to its business to date, these conditions could significantly negatively impact the Company’s business in the future.

The extent to which the COVID-19 outbreak ultimately impacts the Company’s business, future revenues, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity and longevity, the actions to curtail the virus and treat its impact (including an effective vaccine), and how quickly and to what extent normal economic and operating conditions can resume. Even after the COVID-19 outbreak has subsided, the Company may be at risk of experiencing a significant impact to its business as a result of the global economic impact, including any economic downturn or recession that has occurred or may occur in the future.

Currently, capital markets have been disrupted by the crisis, as a result of which the availability, amount and type of financing available to the Company in the near future is uncertain and cannot be assured and is largely dependent upon evolving market conditions and other factors.

The Company intends to continue to monitor the situation and may adjust its current business plans as more information and guidance become available.

8. Subsequent Events

The Company performed an evaluation of subsequent events through the date on which these consolidated financial statements were issued. There were no material subsequent events which affected, or could affect, the amounts or disclosures in the financial statements.